UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated July 31, 2026
Commission File Number 001-35788

ARCELORMITTAL
(Translation of Registrant’s name into English)

24-26, boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒   Form 40-F ☐

The following report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-278551) of ArcelorMittal and the Prospectuses incorporated therein. This report on Form 6-K contains the Company's interim management report for the half-year ended June 30, 2026 (starting on page 3), including its interim condensed consolidated financial statements for the six months ended June 30, 2026 (starting on page 29).

Interim Management Report	3
Company overview

Company overview
ArcelorMittal including its subsidiaries ("ArcelorMittal" or the "Company") is one of the world's leading integrated steel and mining companies, with steel-making operations in 14 countries. ArcelorMittal had sales of $32.2 billion, steel shipments of 26.2 million tonnes, crude steel production of 27.6 million tonnes and iron ore production of 26.4 million tonnes (Mining segment iron ore production of 19.8 million tonnes) for the six months ended June 30, 2026, as compared to sales of $30.7 billion, steel shipments of 27.4 million tonnes, crude steel production of 29.2 million tonnes and iron ore production of 23.6 million tonnes (Mining segment iron ore production of 16.7 million tonnes) for the six months ended June 30, 2025.
ArcelorMittal's steel-making operations include 34 integrated and mini-mill steel-making facilities. ArcelorMittal is the largest steel producer in Europe and among the largest in the Americas, and has a growing presence in Asia including India through its joint venture AMNS India. ArcelorMittal produces a broad range of high-quality finished and semi-finished steel products ("semis"). Specifically, ArcelorMittal produces flat products, including sheet and plate, and long products, including bars, rods and structural shapes. It also produces pipes and tubes for various applications. ArcelorMittal sells its products primarily in local markets and to a diverse range of customers in approximately 126 countries, including the automotive, appliance, engineering, construction and machinery industries.
ArcelorMittal has a global portfolio of 8 operating units with mines in operation and development and is among the largest iron ore producers in the world. The Company has iron ore mining activities in Brazil, Canada, Liberia, Mexico, Ukraine, South Africa and through its joint venture in India and associate in Canada (Baffinland). ArcelorMittal’s main mining products include iron ore lump, fines, concentrate, pellets and sinter feed.
This report includes net debt, gearing and operating working capital, which are non-GAAP financial measures. ArcelorMittal believes net debt, gearing and operating working capital to be relevant to enhance the understanding of its financial position and provide additional information to investors and management with respect to the Company's operating cash flows, capital structure and credit assessment. The Company’s guidance as to its working capital release (or the change in working capital included in net cash provided by operating activities) for 2026 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. Non-GAAP financial measures should be read in conjunction with and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP measures may not be comparable to similarly titled measures applied by other companies. The following discussion and analysis should be read in conjunction with the Company's audited consolidated financial statements and related notes appearing in the Company's Annual Report for the year ended December 31, 2025 and the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2026 included in this report.
Corporate and other information
ArcelorMittal is a public limited liability company (société anonyme) that was incorporated for an unlimited period under the laws of the Grand Duchy of Luxembourg on June 8, 2001. ArcelorMittal is registered with the Luxembourg Register of Commerce and Companies (Registre du Commerce et des Sociétés) under number B 82.454.
Investors who have any questions or document requests may contact: investor.relations@arcelormittal.com.
The mailing address and telephone number of ArcelorMittal’s registered office are:
ArcelorMittal,
24-26 boulevard d’Avranches,
L-1160 Luxembourg,
Grand Duchy of Luxembourg,
Telephone: +352 4792-1

4	Interim Management Report
Business overview

Key factors affecting results of operations
Please refer to the "Operating and financial review" section of the Company’s 2025 Annual Report for a description of the key factors affecting the Company’s results of operations. The purpose of this section is to provide an update for the period between December 31, 2025 and June 30, 2026.
During the first half of 2026, uncertainty surrounding the Middle East conflict and its impact on the energy markets, negatively impacted the global economy, industrial activity, and steel markets. Since March 2026, the conflict has driven energy prices higher, particularly for oil and natural gas, following the closure of and ongoing disruptions in the Strait of Hormuz. It has also disrupted supplies of other commodities, including fertilizers, aluminum, sulfur, and helium. Higher energy costs have increased inflationary pressures globally, although the impact has varied significantly by region. Major energy importers such as Asia-Pacific and Europe, have been more adversely affected, while the impact on energy exporters, including the U.S. has been relatively limited. The resulting increase in costs has weighed directly on economic activity and steel demand, while also contributing to a more cautious interest rate environment among major central banks. Although a temporary ceasefire and a memorandum of understanding between Iran and the U.S. eased energy prices from their April 2026 peaks, hostilities subsequently resumed. Ongoing disruptions may have significant adverse economic effects, particularly in light of further disruption to energy markets and upward pressure on energy prices, and energy markets are expected to remain volatile.
As a result, steel demand fundamentals in the EU remained subdued during the first half of 2026, as the region faced increased exposure to higher energy prices, particularly with respect to natural gas. In addition, the anticipated benefits from increased infrastructure spending in Germany have yet to materialize, due to planning and implementation delays. By contrast, real demand in the U.S. remained relatively strong, supported by resilient consumer spending (despite higher inflation), continued investment in AI-related projects, increased fiscal spending under the One Big Beautiful Act, and a significant rise in oil and gas exports. Despite the difference in demand fundamentals between the two regions, steel prices and spreads have been supported by trade measures aimed at reducing imports, notably the 50% tariffs on steel in the U.S. in place since 2025, and the EU steel safeguard measures to be implemented in the second half of 2026.
In Brazil, following a period of strong but cyclical real demand in 2024 and into 2025, real demand remained subdued during the first half of 2026 as interest rates stayed elevated, easing only slightly to 14.25% from 15% at the end of 2025. Apparent steel demand also declined as inventories began to normalize from previous elevated levels. Another important market for the Company is India, where steel demand grew strongly by approximately 10% in 2023 and 2024, before moderating to 9% in 2025. During the first half of 2026, while growth in infrastructure activities slowed slightly from the strong pace in 2025 (growth in the output of infrastructure and construction goods slowed slightly to approximately 8% from 8.5% in 2025), steel demand growth remained robust, supported by continued strength in manufacturing activity, particularly in the automotive sector.
Historically, demand dynamics in China have also substantially affected the global steel business, mainly due to significant changes in net steel exports. In the first half of 2026, Chinese steel demand remained weak, reflecting weak domestic demand from persistent weakness of the real estate sector, although this was partially offset by infrastructure spending and resilient manufacturing activity supported by strong exports. As a result, despite lower steel production reported by the National Bureau of Statistics (NBS), net Chinese crude flat steel exports remained high, averaging approximately 5.8 million tonnes during the first half of 2026, compared with 6.3 million tonnes in the first half of 2025. While the 2026 outlook for domestic demand remains largely dependent on the timing and scale of the government stimulus to support growth, Chinese overcapacity and the need to export are expected to persist across many industries. Moreover, the Company continues to expect Chinese steel demand to decline over the medium-term, as infrastructure spending has been front-loaded and real estate demand is likely to weaken structurally due to lower rates of rural-to-urban migration. If this anticipated decline in demand is not accompanied by further capacity closures, Chinese steel exports could remain at or above current elevated levels, putting downward pressure on global steel prices and spreads.
As described in the Company’s 2025 Annual Report, the Company’s results are affected by the various factors impacting the prices at which steel is sold (spot, short-term and long-term contract prices and raw material prices (including iron ore and coal)) as well as pricing lags and resulting price-cost effects (which may be positive or negative).
The Company’s operating profitability is particularly sensitive to fluctuations in raw material prices. Volatility on steel margins aside, the results of the Company’s Mining segment (which sells externally as well as internally) are directly impacted by iron ore prices. Pricing is generally linked to market price indexes and uses a variety of mechanisms, including current spot prices and average prices over specified periods. Therefore, there may not be a direct correlation between market reference prices and actual selling prices in various regions at a given time. See

Interim Management Report	5
Business overview
continued
"Raw materials — Iron ore" below for information about market reference prices in the period.
Economic environment
Since the COVID-19 disruption in 2020-21, the global economy has faced a series of adverse shocks, from high inflation and elevated interest rates in 2021-22, exacerbated by the Russian invasion of Ukraine, to increased trade tensions and uncertainty related to U.S tariffs in 2025. The global economy entered 2026 with moderate momentum and stability, supported by easing inflation, resilient labor markets and the gradual absorption of the 2025 tariff shock. However, since March 2026 the Middle East conflict and the resulting closure of and ongoing disruptions in the Strait of Hormuz have led to higher oil and gas prices, and renewed pressure on food, fertilizer and industrial input costs, stalling much of this momentum.
The impact has been uneven across regions. Economies more dependent on imported oil, gas and fertilizer have faced stronger inflationary and greater strain on external finances, while those with greater energy self-sufficiency or stronger policy buffers have been relatively insulated. In advanced economies, the conflict has mainly delayed the return of inflation to target levels, while in several emerging markets inflation has increased through higher energy import costs, currency weakness and food-price inflation. As a result, the global economy is in a more fragile position than it was at the start of the year, with the ultimate impact depending on the duration of the conflict in the Middle East, the normalization of Gulf energy flows and the extent to which higher energy prices feed into broader inflation expectations.
In the U.S., economic activity has remained more resilient than in other regions, largely due to its position as a major energy exporter. During the first half of 2026, real GDP grew at approximately 2.5%, up from 2.1% in 2025, supported by business investment, particularly in AI-related infrastructure, while consumer spending moderated. Although the U.S. has been less exposed than Europe or India to physical energy shortages, higher petrol and grocery prices have weighed on household purchasing power, while elevated oil and industrial commodity prices have renewed upward pressure on headline inflation. This has complicated the monetary policy outlook, with expectations for rate cuts fading as inflation has remained more persistent than previously expected. The effective Federal funds interest rate has been maintained at 3.5%-3.75%. While economic activity remained positive in the first half of 2026, the inflationary impact of higher energy and commodities prices reduced the Federal Reserve’s scope to ease policy.
In the EU, economic activity entered 2026 from a weak base. Growth in 2025 remained subdued due to the lagged impact of high interest rates, persistent weakness in industrial sectors and uncertainty around global trade. During the first half of 2026, the impact of the Middle East conflict was more significant than in the U.S., reflecting Europe’s reliance on imported energy, particularly natural gas, and its already weak industrial momentum. After GDP growth of 1.6% in 2025, growth is expected to slow to 0.8% in the first half of 2026, as higher energy costs, weaker confidence and lower real disposable income weigh on domestic demand. This comes on top of existing structural challenges, including high input costs, weaker industrial competitiveness, subdued investment and aging-related pressures on labor supply and public finances. Higher energy prices pushed headline Consumer Price Index ("CPI") to 3.5% in May, from 2.0% at the beginning of the year, prompting the European Central Bank (“ECB”) to increase interest rates from 2.2% to 2.4%. While the impact is not expected to be as severe as the 2022 energy crisis, Europe remains one of the major regions most exposed to the conflict, particularly given its already weak industrial momentum and the fact that the shock occurred just as the economic conditions were beginning to improve.
In China, economic growth remained relatively resilient, with GDP growth of approximately 4.8% in the first half of 2026, only slightly below the 5.0% recorded in 2025. Growth continued to be bifurcated, with strong export-oriented manufacturing offsetting weaker domestic demand. The challenges that shaped the 2025 outlook remain, including a weak property sector, indebted local governments, subdued household consumption and persistent demand weakness. China has continued to rely heavily on manufacturing, exports and targeted policy support, particularly in high-tech and strategic sectors, to sustain growth. The Middle East conflict has not affected China to the same extent as other Asian economies, which are more dependent on energy imports, although it has increased pressure through higher import costs, weaker industrial profitability and a more uncertain external demand environment. However, despite being a net importer of oil and gas, China has been relatively insulated from energy supply disruptions due to significant crude and refined product inventories, together with alternative energy sources such as coal and renewables.
In Brazil, a major commodity exporter (including of oil), the energy trade surplus has increased and the stronger terms of trade have supported the real, with oil production rising significantly in the second quarter of 2026. Growth during the first half of 2026 was also supported by fiscal measures, including personal income tax reform and higher social welfare spending. Overall, Brazil’s economy has remained resilient despite inflation rising further above the central bank's 3.0% target, reaching 4.7% in May 2026, and expectations for future inflation continuing to rise. However, with interest rates remaining elevated at 14.25%, there is scope for further interest rate cuts. GDP growth is estimated to have remained at 1.8% in

6	Interim Management Report
Business overview
continued
the first half of 2026, similar to the second half of 2025 (2.6% growth in 2025 was mainly in the first half, before moderating in the second half).
Among the large emerging economies, India is the most exposed to the negative effects of the Middle East conflict. India entered 2026 with strong growth momentum, supported by domestic demand, services activity and investment, but its heavy reliance on energy imports has made it particularly vulnerable to higher crude oil, gas and shipping costs. Headline CPI rose to 3.9% in May 2026, a 15-month high. While the Reserve Bank of India kept the repo rate unchanged at 5.25% during the first half of 2026, higher energy prices, supply-chain disruptions and potential food price increases have added risks to both growth and inflation, increasing the likelihood of future rate hikes. Overall, GDP growth slowed slightly to 7.3% in the first half of 2026, from 7.5% in 2025. Despite these temporary headwinds, India economic fundamentals are strong, supported by significant domestic demand potentials, and will likely to remain one of the best emerging market performers over the medium term.
Manufacturing activity remained resilient during the first half of 2026 despite heightened geopolitical uncertainty and higher energy costs following the Middle East conflict. After global manufacturing output grew by 4% in 2025, supported by approximately 6% growth in China and 2.4% in ex-China, similar trends continued in the first half of 2026. China strengthened further, with manufacturing output increasing by approximately 5.4% year-on-year, driven by export-oriented industries and high-tech manufacturing, while ex-China output grew by approximately 2%. Manufacturing output in developing economies excluding China accelerated further to approximately 4.5% year-on-year, reflecting strong growth in India (approximately 5.4%) and ASEAN (approximately 4.6%), supported by robust domestic demand. In contrast, manufacturing activity in developed markets remained subdued, growing by approximately 1.0% year-on-year, as higher energy costs, elevated interest rates and weak industrial demand continued to constrain activity. Within developed economies, manufacturing output in Developed Asia grew by approximately 4.6% year-on-year, driven by AI-related demand for high-tech products. By comparison, output in the EU27 contracted by approximately 0.6%, reflecting persisting competitiveness challenges and weaker industrial momentum, while U.S. manufacturing output increased by approximately 1%.
During the first half of 2026, apparent steel consumption ("ASC") in China remained weak as continued weakness in the real estate sector, characterized by stagnant projects and limited improvement in sales, led to further contraction in steel demand. Manufacturing remained the main offset, increasingly supported by exports and overseas demand as domestic consumption remained subdued. In ex-China, ASC in 2025 benefitted from a surge in Chinese imports, resulting in significant inventory build-up. In the first half of 2026, real demand improved despite high energy prices, but this was partially offset by inventory normalization as trade measures were implemented across several regions reduced imports. For example, in Brazil, despite broadly stagnant real demand, ASC declined by 5% year-on-year as imports fell by 20% following the implementation of steel trade measures in February 2026. In the EU27, ASC growth remained limited, with real demand broadly stable despite higher energy prices. In contrast, the U.S. benefitted from stronger real demand and lean inventories, supporting ASC growth, with long products continuing to outperform flat products.
Source: GDP and industrial production data and estimates sourced from Oxford Economics July 6, 2026. Industrial production data to April/May, with estimate for June. ASC data for U.S. from American Iron and Steel (AISI) to April 2026, estimates for May and June 2026. ASC data for Brazil from Brazilian Steel Institute to June 2026. ASC data for EU27 from Eurofer to March 2026, estimates for the second quarter of 2026. ASC data for India from Joint Plant Committee (Indian government primary agency, under Ministry of Steel) to May 2026, estimate for June 2026. Developed Markets includes EU27 + UK, Norway, Switzerland, Canada, U.S., Developed Asia (Japan, S. Korea and Taiwan), Australia and New Zealand. Developing ex China is the remaining countries outside Developed Markets and China. All estimates are internal ArcelorMittal estimates.
Steel production
During the first half of 2026, global crude steel production declined by approximately 1% year-on-year, reflecting lower reported steel production in China, where official NBS data indicated a decline of approximately 3% year-on-year. Meanwhile, ex-China steel production increased by approximately 2% year-on-year, supported by growth across both developed and developing markets.
In developed markets, crude steel production increased by approximately 2% year-on-year during the first half of 2026. Higher production in North America, particularly in the U.S, more than offset weaker output elsewhere. U.S. steel production increased by approximately 7% year-on-year, averaging 7.1 million tonnes. Supported by continued growth in steel demand, domestic production rose in response to lower steel imports following the introduction of 50% steel tariffs last year. In Europe, steel production was broadly stable compared with the first half of 2025, averaging approximately 10.8 million tonnes, as steel demand conditions remained subdued. Similarly, steel production in Developed Asia remained largely stable at approximately 13 million tonnes.
In developing markets excluding China, steel production increased by approximately 2% year-on-year during the first half of 2026. This was primarily driven by continued strong growth in India, where production increased by approximately 7% year-on-year, supported by robust domestic demand from the infrastructure, construction and manufacturing sectors. Steel production also increased significantly in ASEAN (estimated

Interim Management Report	7
Business overview
continued
approximately 10%) and Turkey (8%). However, this was partly offset by weaker production elsewhere, particularly in the Middle East, where production declined by approximately 7% year-on-year due to the ongoing conflict in the region.
Source: Steel production data are compiled using World Steel data for 70 countries for which monthly data is available (which together account for 98% of World production). 70 countries include: Austria, Belgium, Bulgaria, Croatia, Czechia, Finland, France, Germany, Greece, Italy, Luxembourg, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Sweden, Macedonia, Norway, Serbia, Türkiye, United Kingdom, Bahrain, Iran, Iraq, Jordan, Kuwait, Oman, Qatar, Saudi Arabia, United Arab Emirates, Yemen, Canada, Cuba, El Salvador, Guatemala, Mexico, United States, Belarus, Kazakhstan, Russia, Ukraine, Argentina, Brazil, Chile, Colombia, Ecuador, Paraguay, Peru, Uruguay, Venezuela, Algeria, Egypt, Libya, Morocco, South Africa, Tunisia, Australia, China, India, Japan, Mongolia, New Zealand, Pakistan, South Korea, Taiwan, Thailand, Vietnam. Production data is available until June 2026. All estimates are internal ArcelorMittal estimates.
Steel prices
In relation to flat products, European hot rolled coil ("HRC") prices (Northern and Southern), U.S. domestic Midwest HRC prices and Chinese spot HRC prices (VAT excluded), over the 2025-2026 period transitioned from localized stabilization to global price escalation. In the first half of 2025, price movements remained largely stable except in the U.S., where prices improved significantly. In the first half of 2026, prices improved radically across all monitored regions. The U.S. market demonstrated the strongest absolute price acceleration, China HRC prices remained largely stable in Q1 2026 at $417 before strengthening in Q2 2026 to $439.
In relation to long products, European medium sections, European rebar, and Turkish export rebar spot prices over the 2025-2026 period transitioned from an overall downward trend in the second half of 2025 into consecutive quarterly price recoveries during the first half of 2026. In the first half of 2026, prices improved steadily across all three product categories. European medium sections prices moved above their early 2025 baseline, averaging €816/tonne in the second quarter of 2026. European rebar and Turkish export rebar prices recorded consecutive quarter-on-quarter increases, continuing their recovery towards the price levels observed in early 2025.
Movements in prices over these periods have been driven by a number of factors affecting demand and supply in such markets, including the implementation of new TRQ and protective safeguard legislation in Europe (from July 1, 2026), import tariffs imposed by the Trump administration, global freight disruptions resulting from in the Middle East conflict.

Source: S&P Global Commodity Insights (Platts)	Northern Europe	Southern Europe	United States	China
	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne	Spot HRC average price per tonne, VAT excluded
Q1 2025	€ 601	€ 596	$899	$420
Q2 2025	€ 625	€ 604	$981	$400
Q3 2025	€ 563	€ 539	$922	$421
Q4 2025	€ 602	€ 588	$947	$412

Q1 2026	€ 662	€ 655	$1,078	$417
Q2 2026	€ 692	€ 685	$1,193	$439

Long products
Source: S&P Global Commodity Insights (Platts)	Europe medium sections	Europe rebar	Turkish export rebar
	Spot average price per tonne	Spot average price per tonne	Spot FOB average price per tonne
Q1 2025	€ 793	€ 602	$562
Q2 2025	€ 789	€ 622	$548
Q3 2025	€ 757	€ 606	$537
Q4 2025	€ 743	€ 582	$552

Q1 2026	€ 764	€ 600	$561
Q2 2026	€ 816	€ 652	$591
Raw materials
Iron ore
In the first half of 2026, seaborne iron ore prices increased sequentially, averaging $105.79/t in the first quarter and $107.13/t in the second quarter. The upward momentum was primarily driven by the surging freight rates associated with the Middle East conflict, which more than offset the downward pressure from China Mineral Resources Group's ("CMRG") decision to lift its restrictions on purchases of BHP cargoes (increasing the supply of iron ore to Chinese buyers).
Coking coal
In the first half of 2026, coking coal prices strengthened, averaging $236.07/t in the first quarter and increasing slightly to $239.80/t in the second quarter. Prices surged in the first quarter of 2026 by $35.40/t from the fourth quarter of 2025 following severe supply disruptions caused by Cyclone Koji in Queensland, Australia, which significantly tightened seaborne availability. The rally was sustained by firm Indian demand, low spot availability, and production delays at some major mines in Australia, with sentiment further supported by global energy market volatility linked to the Middle East conflict. Chinese

8	Interim Management Report
Business overview
continued
demand remained muted as buyers were largely covered by domestic and Mongolian supply, limiting their reliance on seaborne imports. In the second quarter of 2026, prices remained firm as low spot availability and ongoing shipment delays persisted. Indian demand continued to support the market, while Chinese buying interest increased in late May after a Shanxi mine accident triggered large-scale mine safety inspections, reducing domestic supply and encouraging Chinese buyers to re-enter the seaborne market.

	Iron ore	Coking coal
Source: Metal Bulletin	Reference average price per tonne (Delivered to China, Metal Bulletin index, 62% Fe)	Reference average price per tonne (Premium Hard Coking Coal FOB Australia index)
Q1 2025	$103.45	$186.56
Q2 2025	$97.18	$186.76
Q3 2025	$101.65	$185.69
Q4 2025	$105.16	$200.67

Q1 2026	$105.79	$236.07
Q2 2026	$107.13	$239.80
Scrap
The Company refers to the German suppliers’ index ("BDSV") Delivered at Place ("DAP") as its market reference.
The average index price for the first half of 2026 was €318/t as compared to €332/t in the first half of 2025. The average index price for full 2025 was €313/t.
Turkey remains the main scrap buying country in the international market.
Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2026 at $368/t and increased steadily throughout the period, reaching a first-half 2026 high of $404/t in May 2026 and averaging $385/t for the first half of 2026. Scrap Index HMS 1&2 CFR Turkey, North Europe origin, started January 2025 at $336/t and reached a yearly high of $371/t in March 2025, averaging $345/t for full 2025.
In the first half of 2026, average prices for European domestic scrap of grade E3 were $371/t, $14/t lower than the export price of HMS 1&2 CFR Turkey North Europe origin during the same period. In 2025, the average price for European domestic scrap of grade E3 was $353/t.
In the domestic U.S. market, No.1 busheling, daily composite, delivered mill U.S.1 was $447/t in the first half of 2026, $8/t higher as compared to the first half of 2025 at $439/t. On the export market, HMS export FOB New York average prices for the first half of 2026 were at $350/t, an increase of $27/t as compared to the first half of 2025.
1.Until the end of 2025, the Company reported U.S. scrap prices based on the No.1 Busheling Delivered Midwest Index, the publication of which ceased at the end of 2025. In 2026, the Company is reporting U.S. scrap prices using the No.1 Busheling Daily Composite Delivered Mill U.S. index, comparative prior-year prices have been adjusted to conform to the current presentation and enhance comparability.
Ferro alloys and base metals
Ferro alloys
The underlying price driver for manganese alloys is the price of manganese ore, which averaged $5.24 per dry metric ton unit ("/dmtu") (for 44% lump ore) on Cost, Insurance and Freight ("CIF") China for the first half of 2026 as compared to an average of $4.64/dmtu for the first half of 2025.
The average price of high carbon ferro manganese in the first half of 2026 was $1,288/t, higher compared to $1,224/t in the first half of 2025. The average price of silicon manganese in the first half of 2026 was $1,341/t, higher compared to $1,283/t in the first half of 2025. The average price of medium carbon ferro manganese in the first half of 2026 was $1,720/t, lower compared to $1,816/t during the first half of 2025.
Base metals
The base metals used by ArcelorMittal are zinc, tin and aluminum for coating and deoxidization of liquid steel and nickel for producing stainless or special steels. ArcelorMittal partially hedges its exposure to its base metal inputs in accordance with its risk management policies.
The average price of zinc in the first half of 2026 was $3,353/t, representing a 22.4% increase compared to the average price of $2,739/t in the first half of 2025.
The average price of tin in the first half of 2026 was $50,279/t, representing a 56.5% increase compared to the first half 2025 average of $32,116/t.
The average price of Primary Aluminum (LME Cash Settlement) in the first half of 2026 was $3,386/t, representing a 33.3% increase as compared to the average price of $2,539/t in the first half of 2025.
The average price of nickel in the first half of 2026 was $17,731/t, representing a 15.3% increase compared to the first half of 2025 average of $15,371/t.
Energy market and CO2
Solid fuels, electricity and natural gas are some of the primary energy inputs for a steelmaker. ArcelorMittal is exposed to price volatility in each of these energy types with respect to its purchases in the spot market and under its long-term supply contracts.

Interim Management Report	9
Business overview
continued

Oil
Brent crude oil price averaged $87.53 per barrel ("/bbl") in the first half of 2026, a $16.69/bbl increase as compared to $70.84/bbl in the first half of 2025. Brent crude oil price volatility over the 2025–2026 period has been exacerbated by a number of geopolitical and macroeconomic factors including: U.S. trade tariffs, the war in Ukraine, the conflict in the Middle East and consequences of the blockade of and disruptions to the Strait of Hormuz, production decisions by the Organization of Petroleum Exporting Countries ("OPEC") and other countries, embargoes on Russian oil, cautious monetary policy (including by the U.S. Federal Reserve), and general perception over the economic outlook.
CO2
The average price for one tonne of CO2 emitted in the first half of 2026 increased by 6.3% as compared to the first half of 2025 and reached €77.1 per ton of carbon dioxide equivalent ("/tCO2e").
Variations in the price per ton of CO₂ equivalent are driven by a number of factors, including compliance buying, policy decisions relating to the EU Emissions Trading System ("EU-ETS"), broader regulatory uncertainty, temperatures, and natural gas prices and storage levels, which influence the level of power generation from coal-fired power plants.
Because the integrated steel process leads to substantial CO2 emissions, costs related to EU allowances ("EUA") and the fluctuations in EUA prices can significantly affect the Company’s costs of production. The Company recognized a CO2 emission obligation provision of $787 million at June 30, 2026 with respect to its shortfall. See note 11 to the interim condensed consolidated financial statements. The Company also uses derivative financial instruments to manage its exposure to fluctuations in prices of emission rights allowances from time to time. See note 10 to the interim condensed consolidated financial statements for further information.

Commodities
Source: Intercontinental Exchange (ICE)	Brent crude oil spot average price $ per barrel	European Union allowance spot average price € per ton of CO2e
Q1 2025	74.98	75.17
Q2 2025	66.71	69.95
Q3 2025	68.17	72.99
Q4 2025	63.08	81.50

Q1 2026	78.38	77.65
Q2 2026	96.68	76.54
Natural gas
The price of natural gas at Title Transfer Facility ("TTF spot price”, as assessed and published by ICIS Heren) averaged €39.7/MWh in the first quarter of 2026, amid cold winter periods and rapid storage withdrawals, leaving European storages 28% full by the end of March (-5.7% year on year). In early March, the outbreak of the conflict in the Middle East and the resulting disruption to vessel traffic through the Strait of Hormuz heightened concerns over the security of global liquefied natural gas (“LNG”) supplies, pushing prices to a high of €61.1/MWh on March 20, 2026. The second quarter of 2026 was largely affected by geopolitical risks and shifting expectations around a potential peace agreement, leading to an average price of €45.7/MWh. The interim peace agreement signed on June 2026 temporarily eased geopolitical tensions between the U.S. and Iran towards the end of the second quarter. Hostilities subsequently resumed in July 2026. Overall, the TTF spot price averaged €42.7/MWh in the first half of 2026 reflecting both tight market fundamentals and elevated geopolitical risk premiums.
In the U.S., Henry Hub ("HH", the main gas hub in Louisiana) prices averaged $3.5 per million British thermal units ("/MMBtu") in the first quarter of 2026, supported by increased heating demand, lower production and tight gas inventories. While the U.S.-Iran conflict did not affect the domestic gas market, stronger LNG feed gas demand from U.S. liquefaction terminals operating near peak capacity provided additional support to prices. In the second quarter of 2026, HH prices averaged $2.9/MMBtu as milder weather reduced heating demand, natural gas production remained robust and storage injections accelerated. Overall, HH prices averaged $3.2/MMBtu in the first half of 2026, reflecting a transition from tight winter market conditions to a more balanced supply-demand environment.
In the first quarter of 2026, Japan Korea Marker ("JKM", the benchmark for LNG cargoes in Northeast Asia) prices averaged $13.4/MMBtu. The closure of the Strait of Hormuz in early March and destruction of certain LNG trains and facilities in the Middle East significantly disrupted LNG shipments to Asian markets, given their reliance on long-term contracts for Qatari LNG, which was unable to transit through the Persian Gulf. In the second quarter of 2026, prices rose to an average of $17.7/MMBtu, driven by supply constraints, uncertainty regarding the recovery of Qatari LNG exports, and labor strikes at Australian LNG terminals. Overall, JKM prices averaged $15.5/MMBtu in the first half of 2026.

10	Interim Management Report
Business overview
continued
The following table shows quarterly average spot prices of natural gas:

Natural gas
Source:	ICIS Heren	NYMEX	Platts
	TTF Spot average price € per MWh	Henry Hub Prompt-month average price $ per MMBtu	JKM Month-ahead average price $ per MMBtu
Q1 2025	46.85	3.87	14.01
Q2 2025	35.36	3.51	12.36
Q3 2025	32.44	3.07	11.83
Q4 2025	30.04	4.04	10.85

Q1 2026	39.65	3.47	13.38
Q2 2026	45.65	2.94	17.67
Electricity - Europe
Due to the regional nature of electricity markets, prices follow mainly local drivers (e.g., energy mix of the respective country, power generation from renewables such as nuclear, country specific energy policies), as well as temperatures and natural gas prices (positively correlated). Consistent with prior periods, power prices in the first half of 2026 were greatly affected by natural gas and CO2 prices, with the marginal cost of power generation from gas power plants serving as a key indicator for electricity prices.
The following table shows quarterly average spot prices of electricity in Germany, France and Belgium for 2025 and the first half of 2026 (Source: European Power Exchange Spot (EPEX Spot)):

Electricity
Source: EPEX SPOT	Germany Baseload spot average price € per MWh	France Baseload spot average price € per MWh	Belgium Baseload spot average price € per MWh
Q1 2025	111.89	99.84	110.01
Q2 2025	69.73	33.95	66.53
Q3 2025	82.76	49.23	71.97
Q4 2025	93.19	61.83	82.19

Q1 2026	102.15	70.97	95.75
Q2 2026	95.22	52.69	94.25
Ocean freight
Dry bulk trade has performed better than expected in the first half of 2026 despite ongoing macroeconomic and geopolitical uncertainties, with time charter rates rising sharply, particularly in the second quarter of 2026. The market has been supported by a significant increase in effective demand driven by structural inefficiencies rather than cargo volumes alone. Longer voyage distances, slow steaming, extended ballast periods, volatility in fuel oil prices, and operational disruptions related to the Middle East conflict have reduced effective fleet availability and contributed to higher freight rates across market segments.
The direct impact of the Middle East conflict on the overall dry bulk market stems more from secondary effects, such as rising fuel oil prices, higher risk premiums and broader economic repercussions, rather than direct trade volume losses. Freight rates for bulk carriers have generally increased in line with rising energy and bunker costs, reflecting the market's sensitivity to higher operating expenses and ongoing geopolitical uncertainty.
In the first half of 2026, total dry bulk trade increased by 3.7% compared with the same period in 2025, supported by stronger iron ore and bauxite demand, as well as recovery in coal volumes. Grain trade also remained resilient, although some minor bulk commodities continued to face disruptions related to the Middle East conflict. On the supply side, the global dry bulk fleet is projected to grow by 3.8% year-on-year in 2026, although effective capacity remains constrained by operational inefficiencies.The dry bulk freight market outlook for 2026 is expected to remain supported by additional long-haul iron ore volumes from West Africa. Additionally, higher energy prices, uncertainty around gas supplies, and potential weather-related impacts from El Niño could increase coal demand for power generation across Europe and Asia. While these factors are supportive for vessel demand, they may also keep freight rates elevated, increasing transportation costs.
The Baltic Dry Index ("BDI") average for the first half of 2026 was 2,347 points compared to 1,293 points in the first half of 2025. Capesize average timecharter rates for the first half of 2026 have increased 86% year-on-year, averaging $29,494/day, as compared to $15,839/day for the same period in 2025. The average rates for full year 2025 were $21,297/day. The Panamax market has also been strong, with time charter rates averaging $17,283/day in the first half of 2026, a year-on-year increase of 61% as compared to $10,720/day in the first half of 2025. Average rates in 2025 were $13,361/day.
Impact of exchange rate movements
Because a substantial portion of ArcelorMittal’s assets, liabilities, sales and earnings are denominated in currencies other than the U.S. dollar (its reporting currency), ArcelorMittal has exposure to fluctuations in the values of these currencies relative to the U.S. dollar. During the first half of 2026, the Company was mainly subject to foreign exchange exposure relating to the euro, Brazilian real, Canadian dollar, Indian rupee, South African rand, Mexican peso, Polish zloty, Argentinian peso and Ukrainian hryvnia against the U.S. dollar resulting from its payables, receivables, or other foreign

Interim Management Report	11
Business overview
continued

operations denominated in such currencies. See also note 10 to the interim condensed consolidated financial statements.
Trade and import competition
Europe
After a surge in imports during the second half of 2025 ahead of CBAM and trade measures, imports declined during the first half of 2026, and were estimated to be approximately 5% lower year-on-year. Coupled with limited growth in apparent steel consumption ("ASC"), import penetration decreased to approximately 18% during the first half of 2026, compared with 21% in 2025.
Source: Eurostat imports to March 2026, internal Company estimate for the second quarter of 2026. ASC data from Eurofer to March 2026, internal Company estimates for the second quarter of 2026.
United States
During the first half of 2026, imports remained broadly stable at the lower levels seen following the implementation of 50% tariffs on steel products in June 2025. With little change in imports and broadly stable ASC, import penetration remained at approximately 15% during the first half of 2026, broadly in line with the penetration rate during the second half of 2025, and down from 20% in the first half of 2025.
Source: American Iron and Steel Association total/regional imports data and ASC data to May 2026, internal Company estimate for June 2026.
China
During the first half of 2026, due to persistent weak domestic demand, Chinese steel producers continued to divert excess production to export markets. As a result, finished steel exports averaged 9.1 million tonnes per month, broadly in line with the high export levels seen over the past three years (2023 to 2025).
While most Chinese exports are delivered to regions which are not core to the Company’s business due to the protection of trade measures, Chinese exports continue to negatively impact the Company both directly and indirectly. See "Business overview—Government regulations—Foreign trade" and "Introduction—Risk Factors and Control—Risks related to the global economy and the mining and steel industry—Unfair trade practices, import tariffs and/or barriers to free trade could negatively affect steel prices and ArcelorMittal’s results of operations in various markets" in the 2025 Annual Report.
Source: China NBS trade data until June 2026.
Operating results for the six months ended June 30, 2026 as compared to six months ended June 30, 2025
The following discussion and analysis should be read in conjunction with ArcelorMittal's interim condensed consolidated financial statements included in this report. ArcelorMittal reports its operations in six segments: North America, Brazil, Europe, India and JVs, Sustainable Solutions and Mining.
Key indicators
The key performance indicators that ArcelorMittal’s management uses to analyze performance and operations are the lost time injury frequency rate ("LTIFR", referring to "lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors"), the Recordable Injury Rate ("RIR"), the fatality frequency rate ("FFR"), sales, average steel selling prices, crude steel production, steel shipments, iron ore production and operating income. Management’s analysis of liquidity and capital resources is driven by net cash provided by operating activities.
Health and safety
Safety is one of the Company's core values. The Company is in the second year of its three-year safety transformation program, with the focus this year on embedding the foundations established in 2025 and driving consistent execution across the business. Key priorities include strengthening leadership capability, process and construction safety, and contractor integration, while working closely with joint ventures to align safety expectations and support implementation of the Company's safety framework. By continuing to strengthen these capabilities and integrate safety more deeply into business processes, the Company aims to deliver sustained improvements in safety performance and progress towards its ambition of zero fatalities and serious injuries.
Key areas of progress in 2026 included:
•Safety leadership: Earlier this year, ArcelorMittal launched large-scale leadership and functional capability assessments across all operational leadership levels, from frontline supervisors to senior leaders, based on the updated Health & Safety Leadership Competency Model introduced in 2025. The model defines the leadership behaviors and safety capabilities required to strengthen our safety culture, including Visible-Felt Leadership, hazard identification, risk assessment and the implementation of effective critical controls. More than 8,000 leaders have been assessed in 2026 and the results of the assessment are being used to inform individual development plans and targeted learning pathways through an enhanced Health & Safety Academy. Leadership progression will increasingly reflect an individual's ability to foster a strong safety culture and demonstrate strong health and safety leadership. By strengthening leadership capabilities and expectations across all levels of the organization, these initiatives are helping to embed a more consistent and resilient safety culture throughout ArcelorMittal.
•Contractor integration: Contractor safety remained a critical priority during the first half of 2026, marked by the upgrade of

12	Interim Management Report
Business overview
continued
ArcelorMittal's Contractor Health & Safety Management Standard, which establishes a Group-wide framework to strengthen oversight, improve consistency and reduce contractor-related risks across all operations and projects. The Standard establishes a common framework ensuring a consistent, risk-based approach throughout the contractor lifecycle. Structured around key stages including contractor categorization, selection and contracting, onboarding, pre-work verification, work execution and post-contract evaluation, it is designed to ensure that contractors are effectively assessed and supported to work safely. The Standard also clarifies roles, responsibilities and governance requirements across ArcelorMittal teams, strengthening accountability and oversight. By embedding consistent practices and expectations across the organization, it supports the Company's overarching objective of preventing fatalities and serious injuries and fostering a stronger safety culture among both employees and contractors.
•Process safety: Process Safety Management continued to mature during the first half of 2026 through the implementation of a structured, and risk-based approach across the Company. A key milestone was the release of the Process Safety Manual, supported by a series of interim guidelines and procedures covering critical Process Safety Management ("PSM") elements, providing a consistent framework to accelerate risk reduction and strengthen operational discipline. The Company’s process safety pilot sites continue to play a critical role in validating and refining the new standards and guidance. Several first-wave pilot locations have now completed their first year of implementation, demonstrating encouraging progress in risk management practices, process safety governance and overall safety culture. While significant work remains to fully embed the program, the positive momentum and engagement observed across the pilot sites provide confidence in the long-term direction of the initiative. The Company's focus on process safety management is helping to strengthen the identification of critical controls, improve risk visibility and support a more consistent approach to managing major hazard risks across operations.
•Safety Integration in Capital Projects ("SICP"): ArcelorMittal continued to advance its SICP framework during the first half of 2026, reinforcing its commitment to ensuring safety is considered from the earliest stages of project development through construction, commissioning, and operational start-up. The framework, developed by the Group Project Management Office and aligned with the Company's Capital Investments Project Methodology (CIPM 2.0), has been applied across a diverse range of projects globally. Through this approach, safety risks can be identified, assessed, and addressed earlier in the project lifecycle, supporting safer execution, and enhancing the safety performance of future operations. As the program's design and validation phase approached completion, ArcelorMittal continued preparing for broader deployment by establishing governance, assurance, competency, and performance management processes to support consistent implementation across its capital project portfolio. The initiative represents an important step in strengthening risk management and embedding a proactive safety culture across the Company's investment activities.
•Joint ventures: In parallel, the Company is working closely with its joint ventures to align safety expectations, strengthen collaboration and support the implementation of the safety framework across jointly operated assets. During the first half of 2026, the Corporate Health and Safety team provided extensive support to AMNS India, the Company’s largest joint venture, helping to strengthen safety leadership and execution discipline across operations and major capital projects. Key initiatives included a structured coaching program for 58 senior operational leaders, shop floor coaching sessions focused on risk recognition and control effectiveness, and training delivered to local safety teams on the top 4 fatality prevention standards. These efforts support the development of local safety capability and help embed consistent safety standards across AMNS India's operations.
Performance in 2026
Safety performance showed encouraging year-on-year improvement during the first half of 2026, with reductions in both the LTIFR and the RIR compared with the first six months of 2025. The LTIFR is now at a record low for a 6-month period. However, the FFR remained broadly stable, and the period was marked by four fatalities: one in Poland and three in Ukraine. The Company is deeply saddened by these losses and extends its heartfelt condolences to the families, friends and colleagues affected. These events reinforce the importance of maintaining a strong focus on embedding the Company's three-year safety transformation program across the organization.
The Poland fatal incident occurred when an employee was caught in a moving machinery during a troubleshooting activity. Following a thorough investigation, engineered controls around moving equipment were reviewed and further upgraded to reduce further risk.
Three of the fatalities occurred in Ukraine, following a fatality-free year in the country in 2025. While the operating environment remains challenging due to the ongoing conflict, the Company remains firmly focused on identifying fatality risks, verifying critical controls and strengthening safety performance across its Ukrainian operations.

Interim Management Report	13
Business overview
continued

In response to the fatalities, a 90-day safety quarantine was launched across all Ukrainian operations under the leadership of the CEO of ArcelorMittal Ukraine. The quarantine program included a systematic assessment of workplaces, equipment and tasks at all sites to identify fatality risks and confirm the effectiveness of critical controls. Following the review, a number of measures were implemented, including enhanced verification of critical controls prior to the commencement of work, an electrical safety reinforcement program, and strengthened contractor safety governance through increased field supervision.
Supported by a clear and actionable plan, the entire organization is focused on reducing variability in safety performance and delivering continued, measurable progress as it advances through the second year of the transformation program.

Own personnel and contractors	For the six months ended June 30,		For the year ended December 31,
	2026	2025	2025
Fatalities	4	4	6
Fatality frequency rate	0.02	0.019	0.014
Recordable Injury rate	3.32	4.32	3.85

Own personnel and contractors	For the six months ended June 30,		For the year ended December 31,
Lost time injury frequency rate (per million hours)	2026	2025	2025

North America	0.21	0.26	0.18
Brazil	0.17	0.35	0.29
Europe	1.00	1.21	1.34
Sustainable Solutions	0.96	1.24	1.27
Mining	0.28	0.17	0.20
Others [1]	0.54	0.50	0.49
Total	0.53	0.66	0.65
1.Others include operations in Ukraine and South Africa.
2.Information is reported on a provisional basis at the reporting date and may be revised retrospectively following a comprehensive review that extends beyond the publication of the annual and half year report. All data is based on the ArcelorMittal Group (excluding joint ventures and associates) and includes acquisitions and disposals as from and until their date of acquisition and disposal, respectively.
Sales, operating income, crude steel production, steel shipments, average steel selling prices and mining production
The following tables and discussion summarize ArcelorMittal’s performance by reportable segment for the six months ended June 30, 2026 as compared with the six months ended June 30, 2025:

(in $ millions)	[1] Sales for the six months ended June 30,				[1] Operating income (loss) for the six months ended June 30,
Segment	2026	2025	change	% change	2026	2025	change	% change
North America	6,968	5,979	989	16.5%	539	2,198	(1,659)	(75.5)%
Brazil	5,961	5,464	497	9.1%	497	169	328	194.2%
Europe	15,243	14,871	372	2.5%	649	240	409	170.0%
Sustainable Solutions	5,612	5,305	307	5.8%	153	114	39	34.5%
Mining	1,697	1,592	105	6.6%	308	449	(141)	(31.3)%
Others and eliminations[2]	(3,263)	(2,487)	(776)	(31.2)%	(338)	(413)	75	18.2%
Total	32,218	30,724	1,494	4.9%	1,808	2,757	(949)	(34.4)%

	2026	2025	change	% change
Steel shipments (million tonnes)	26.2	27.4	(1.2)	(4.4)%
Iron ore production (million tonnes)	26.4	23.6	2.8	11.9%
Average steel selling price ($/tonne)	974	884	90	10.2%
1.Amounts are prior to inter-segment eliminations (except for total) and sales include non-steel sales.
2.Others include primarily holding and services companies and the Company's operations in Ukraine and South Africa. Others also include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.

14	Interim Management Report
Business overview
continued
Total sales increased by 4.9% from $30.7 billion in the first half of 2025 to $32.2 billion in the first half of 2026 primarily due to higher average steel selling prices partially offset by lower shipments.
Operating income of $1.8 billion in the first half of 2026 was lower as compared to $2.8 billion for the first half of 2025. Operating income in the first half of 2025 included a $1.9 billion bargain purchase gain upon acquisition of the remaining 50% interest in AMNS Calvert, partially offset by a $0.4 billion final settlement of the purchase price of Votorantim's long business in Brazil and $0.2 billion impairments related to the announced divestment of the Company's steel and mining operations in Bosnia. In the first half of 2026, operating income benefited from stronger results in Europe and North America (reflecting the impact of the Calvert acquisition) partly offset by weaker results in Brazil and Mining as compared to the first half of 2025.

North America
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2026	2025	change	% change
Sales	6,968	5,979	989	16.5%
Operating income	539	2,198	(1,659)	(75.5)%
Depreciation	(332)	(277)	(55)	(19.9)%
Crude steel production (thousand tonnes)	4,336	4,289	47	1.1%
Flat product shipments	4,509	4,102	407	9.9%
Long product shipments	1,252	1,332	(80)	(6.0)%
Others and eliminations	(306)	(260)	(46)	(17.7)%
Steel shipments (thousand tonnes)*	5,455	5,174	281	5.4%
Average steel selling price ($/tonne)	1,127	951	176	18.5%
*Included slabs sourced by North America from Group subsidiaries (primarily Brazil) and sold to the AMNS Calvert joint venture (until June 18, 2025) which were then eliminated on consolidation (826,000 tonnes in the first half of 2025).
Crude steel production remained stable in the first half of 2026 as compared to the first half of 2025 with the impact of the Calvert EAF start up offset by lower production at other sites. Sales increased by 16.5% primarily due to 18.5% higher average steel selling prices and 5.4% higher steel shipments primarily due to the impact of Calvert acquisition. Operating income in the first half of 2026 was $0.5 billion as compared to $2.2 billion in the first half of 2025, which included a $1.9 billion bargain purchase gain upon the acquisition of the remaining 50% equity stake in AMNS Calvert. Excluding this gain, operating performance improved reflecting the impact of Calvert acquisition and higher average steel selling prices.

Brazil
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2026	2025	change	% change
Sales	5,961	5,464	497	9.1%
Operating income	497	169	328	194.2%
Depreciation	(238)	(176)	(62)	(35.2)%
Crude steel production (thousand tonnes)	7,225	7,119	106	1.5%
Flat product shipments	4,644	4,391	253	5.8%
Long product shipments	2,383	2,296	87	3.8%
Others and eliminations	(27)	(31)	4	12.9%
Steel shipments (thousand tonnes)	7,000	6,656	344	5.2%
Average steel selling price ($/tonne)	769	760	9	1.3%
Crude steel production increased marginally in the first half of 2026 as compared to the first half of 2025, while sales increased by 9.1% primarily due to higher steel shipments (mainly export), higher slab export prices and the impact of appreciation of the Brazilian real. Operating income increased in the first half of 2026 as compared to the first half of 2025, which was impacted by a $0.4 billion final settlement of the purchase price of Votorantim's long business in Brazil. Excluding the latter, operating income was slightly lower primarily due to a negative price-cost effect offset in part by higher steel shipments.

Interim Management Report	15
Business overview
continued

Europe
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2026	2025	change	% change
Sales	15,243	14,871	372	2.5%
Operating income	649	240	409	170.0%
Depreciation	(549)	(563)	14	2.4%
Impairment	—	(194)	194	(100.0)%
Crude steel production (thousand tonnes)	14,383	15,517	(1,134)	(7.3)%
Flat product shipments	10,453	10,657	(204)	(1.9)%
Long product shipments	3,798	4,184	(386)	(9.2)%
Others and eliminations	(5)	(8)	3	37.5%
Steel shipments (thousand tonnes)	14,246	14,833	(587)	(4.0)%
Average steel selling price ($/tonne)	949	879	70	7.9%
Crude steel production decreased by 7.3% in the first half of 2026 as compared to the first half of 2025, primarily due to lower production in Asturias Spain (due to maintenance since September 2025 through May 2026) and in Dabrowa Poland (where a furnace was brought down in September 2025 before its restart at the end of April 2026 in response to improving demand), and the sale of the Company's Bosnian operations. Sales increased by 2.5% primarily due to an increase in average steel selling prices offset in part by lower steel shipments due to the reasons mentioned above. Operating income in the first half of 2025 included a $0.2 billion impairment charge related to the divestment of the Company's steel and mining operations in Bosnia. Excluding this impact, operating income increased in the first half of 2026, primarily due to a positive price cost effect offset in part by the lower steel shipments.

India and JVs
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2026	2025	change	% change
Income from and gain on disposal of investments in associates, joint ventures and other investments	668	346	322	93.1%
Impairment of investments in associates, joint ventures and other investments	(262)	—	(262)	100.0%
ArcelorMittal has investments in various joint ventures and associates. The Company considered AMNS India joint venture to be of particular strategic importance, warranting more detailed disclosures to improve the understanding of its operational performance and value to the Company.
Income from investments in associates, joint ventures and other investments increased by 93.1% in the first half of 2026 as compared to the first half of 2025 reflecting stronger contributions from AMNS India and European investments partially offset by the full consolidation of AMNS Calvert since June 2025. In the first half of 2026, income from investments in associates, joint ventures and other investments also included a $0.3 billion gain on disposal of a 10% interest in the associate Vallourec partially offset by a $0.3 billion impairment charge relating to the investment in the associate in Baffinland.

AMNS India
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2026	2025	change	% change
Production (100% basis) (thousand tonnes)	3,780	3,511	269	7.7%
Steel shipments (100% basis) (thousand tonnes)	3,921	3,657	264	7.2%
Sales (100% basis)	3,275	2,937	338	11.5%
During the six months ended June 30, 2026, sales of AMNS India increased by 11.5% mainly as a result of 7.2% increase in steel shipments supported by improved market conditions as well as higher production which was impacted by planned maintenance in the first half of 2025.

Sustainable Solutions
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2026	2025	change	% change
Sales	5,612	5,305	307	5.8%
Operating income	153	114	39	34.5%
Depreciation	(113)	(101)	(12)	(12.0)%
Sales increased by 5.8% in the first half of 2026 as compared to the first half of 2025 due to improved market conditions. Operating income increased by 34.5% reflecting improved operating performance primarily in the downstream and building solutions buisiness.

16	Interim Management Report
Business overview
continued

Mining
	Performance for the six months ended June 30,
(in $ millions unless otherwise shown)	2026	2025	change	% change
Sales	1,697	1,592	105	6.6%
Operating income	308	449	(141)	(31.3)%
Depreciation	(170)	(133)	(37)	(28.0)%
Iron ore production (million tonnes)	19.8	16.7	3.1	19.0%
Iron ore shipments (million tonnes)	19.4	17.9	1.5	8.6%

Iron ore production (million tonnes)	For the six month ended June 30,
	2026	2025	change	% change
AMMC (Open pit)	12.1	12.6	(0.5)	(3.9)%
ArcelorMittal Liberia (Open pit / Underground)	7.7	4.1	3.6	89.9%
Total iron ore production	19.8	16.7	3.1	19.0%
Iron ore production and shipments increased by 19.0% and 8.6%, respectively, mainly due to ArcelorMittal Liberia which continued to improve with record iron ore production and shipments, driven by operational improvements and the continued ramp-up of concentrator capacity. However, iron ore shipments in the second quarter of 2026 were lower at 9.4 million tonnes, primarily due to shipment timing delays in Liberia caused by heavy rainfall and weather-related constraints impacting port operations at AMMC, as compared to 9.9 million tonnes in the second quarter of of 2025, which included approximately 2 million tonnes of shipments in AMMC from inventory accumulated at the port during wharf rehabilitation. Sales increased by 6.6% in the first half of 2026 as compared to the first half of 2025 driven by the increases in production and shipments. Operating income decreased by 31.3% in the first half of 2026 as compared to the first half of 2025, primarily due to higher freight and operating costs and higher depreciation related to the phase 2 expansion in Liberia offset in part by the higher iron ore reference prices and iron ore shipments. See also "Raw Materials—Iron ore". Sales to external customers were $766 million for the six months ended June 30, 2026, representing a 30.3% increase compared to $588 million for the six months ended June 30, 2025, primarily due to higher iron ore production and shipments.
Financing costs – net

	Performance for the six months ended June 30,
(in $ millions)	2026	2025	change	% change
Net interest expense[1]	(269)	(121)	(148)	(122)%
Foreign exchange and other net financing (losses) gains[2,3]	(366)	123	(489)	(398)%
1.Interest expense less interest income.
2.Includes foreign exchange loss of $157 million and gain of $356 million for the six month ended June 30, 2026 and 2025, respectively.
3.Includes foreign currency swaps, bank fees, interest on pension obligations, impairment of financial instruments, revaluation of derivative instruments, and other charges that cannot be directly linked to operating results.

Net interest expense increased from $121 million in the first half of 2025 to $269 million in the first half of 2026 primarily due to higher average gross debt (including the impact from the consolidation of Calvert) and lower interest income. Interest income in the first half of  2025 included interest on certain amounts receivable (related to the disposal of the Kazakhstan operations), that were fully repaid in the fourth quarter of 2025, as well as returns on U.S. dollar-linked investments in Argentina used to preserve the dollar value of cash balances. Net interest expense is expected to be approximately $550 million in 2026.
Foreign exchange and other net financing losses increased to $366 million in the first half of 2026 as compared to foreign exchange and other net financing gains of $123 million in the first half of 2025 primarily due to foreign exchange impacts, in particular a 3% appreciation of the US dollar against the euro while the first half of 2025 benefited from a 12.8% depreciation of the US dollar against the euro.
Income tax
ArcelorMittal’s income tax expense is affected by the income tax laws and regulations in effect in the various countries in which it operates and the pre-tax results of its subsidiaries in each of these countries, which can vary from year to year. ArcelorMittal operates in jurisdictions, mainly in Eastern Europe and Asia, which have a structurally lower corporate income tax rate than the statutory tax rate as in effect in Luxembourg (23.87%), as well as in jurisdictions, mainly in Western Europe and the Americas which have a structurally higher corporate income tax rate.
ArcelorMittal recorded an income tax expense of $311 million for the six months ended June 30, 2026, as compared to $454 million for the six months ended June 30, 2025, which included deferred tax expense of $140 million and $134 million, respectively (see note 8 to the interim condensed consolidated financial statements).

Interim Management Report	17
Business overview
continued

Non-controlling interests
Net income attributable to non-controlling interests for the six months ended June 30, 2026 was $10 million as compared to $53 million for the six months ended June 30, 2025. Net income attributable to non-controlling interests for the six months ended June 30, 2026 primarily relates to the non-controlling shareholders’ share of net income recorded in AMMC and Belgo Bekaert Arames in Brazil.
Net income or loss attributable to equity holders of the parent
ArcelorMittal’s net income attributable to equity holders of the parent for the six months ended June 30, 2026 was $1,258 million, or $1.65 basic earnings per common share, as compared to $2,598 million for the six months ended June 30, 2025, or $3.40 basic earnings per common share, for the reasons discussed above.
Liquidity and capital resources
ArcelorMittal’s principal sources of liquidity are cash generated from its operations and its credit facilities at the corporate level.
Impact of organizational structure
Because ArcelorMittal is a holding company, it is dependent upon the earnings and cash flows of, and dividends and distributions from, its operating subsidiaries to pay expenses and meet its debt service obligations. Cash and cash equivalents are primarily centralized at the parent level and are managed by ArcelorMittal Treasury SNC, although from time to time cash or cash equivalent balances may be held at the Company’s international subsidiaries or its holding companies. Some of these operating subsidiaries have debt outstanding or are subject to acquisition agreements that impose restrictions on such operating subsidiaries’ ability to pay dividends, but such restrictions are not significant in the context of ArcelorMittal’s overall liquidity. Repatriation of funds from operating subsidiaries may also be affected by tax and foreign exchange policies in place from time to time in the various countries where the Company operates, though none of these policies are currently significant in the context of ArcelorMittal’s overall liquidity.
In management’s opinion, ArcelorMittal’s credit facilities and working capital are adequate for its present requirements.
ArcelorMittal had available borrowing capacity of $5.5 billion under its $5.5 billion revolving credit facility as of June 30, 2026, and December 31, 2025 (see below "—Credit facilities").
Credit facilities
The principal financings of ArcelorMittal and its subsidiaries are summarized below by category. Further information regarding ArcelorMittal's short-term and long-term indebtedness is provided in note 9 to the interim condensed consolidated financial statements.
On May 29, 2024, ArcelorMittal signed an agreement for a $5.5 billion revolving credit facility (the "Facility"). This Facility incorporates a single tranche of $5.5 billion maturing on May 29, 2029, with two one-year extension options at the lenders’ discretion (i.e. the options to extend are to be exercised before the dates that are respectively one and two years after the signing date of the agreement). On April 30, 2025, and on April 13, 2026, ArcelorMittal exercised the options to extend the Facility's maturity by one year to May 29, 2030 and to May 29, 2031, respectively. The Facility may be used for general corporate purposes and was fully available as of June 30, 2026. The Facility contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The Company makes drawdowns from and repayments on the Facility in the framework of its cash management.
In addition, ArcelorMittal has a $500 million revolving multi-currency letter of credit facility (the "Letter of Credit Facility"), maturing on July 31, 2029. The Letter of Credit Facility is used by the Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration.
The margin applicable to ArcelorMittal’s principal credit facilities (the Facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of certain changes in its long-term credit ratings. On June 9, 2025, Standard & Poor's upgraded ArcelorMittal's credit rating from 'BBB-' to 'BBB' on improved business and assigned a 'Stable' outlook. On December 4, 2025, Moody’s upgraded ArcelorMittal’s credit rating from ‘Baa3’ to ‘Baa2’ on strengthening its business profile, including a structural improvement in margins and a reduction in earnings volatility and assigned a ‘Stable’ outlook.
Indebtedness
Most of the external debt is borrowed by the parent company on an unsecured basis and bears interest at varying levels based on a combination of fixed and variable interest rates. Total debt increased from $13.4 billion as of December 31, 2025 to $14.4 billion as of June 30, 2026. See "— Sources and uses of cash— Net cash provided by (used in) financing activities " and note 9 to the interim condensed consolidated financial statements.

18	Interim Management Report
Business overview
continued
The following table shows the Company's net debt and gearing as of June 30, 2026 and December 31, 2025:

Net Debt[1]
	June 30	December 31
in $ billions	2026	2025	change
Long-term debt	11.7	10.7	1.0
Short-term debt and current portion of long-term debt	2.7	2.7	—
Total Debt (A)	14.4	13.4	1.0
Cash and cash equivalents[2] (B)	4.9	5.5	(0.6)
Net Debt (A) - (B) = (C)	9.5	7.9	1.6
Total Equity (D)	56.8	56.5	0.3
Gearing[3] (C)/(D)	16.7%	14.0%	2.7%
1.Defined as long-term debt, net of current portion plus short-term debt and current portion of long-term debt less cash and cash equivalents, restricted cash and cash and cash equivalents held as part of assets held for sale.
2.Including restricted cash of $50 million and $84 million at June 30, 2026 and December 31, 2025, respectively, and cash and cash equivalents held as part of assets held for sale of $23 million and $3 million at June 30, 2026 and December 31, 2025, respectively. Restricted cash included $35 million and $67 million relating to various environmental obligations, true sales of receivables programs and letter of credits issued in ArcelorMittal South Africa as of June 30, 2026 and December 31, 2025, respectively.
3.Defined as net debt divided by total equity.
The increase in net debt during the six months ended June 30, 2026 reflects $0.5 billion in share buyback, $0.3 billion in dividend payments to ArcelorMittal and non-controlling shareholders and $2.4 billion in capital expenditures partly offset by $1.0 billion net cash provided by operating activities and $0.7 billion proceeds from the sale of Vallourec shares. Non-compliance with the covenants in the Company’s borrowing agreements entitles the lenders under such facilities to accelerate the Company’s repayment obligations. The Company was in compliance with the material financial covenants in the agreements related to all of its borrowings as of June 30, 2026. ArcelorMittal’s debt facilities include provisions whereby the acceleration of the debt of another borrower within the ArcelorMittal group could, under certain circumstances, lead to acceleration under such facilities.
The following table summarizes the repayment schedule of ArcelorMittal’s outstanding indebtedness, which includes short-term and long-term debt, as of June 30, 2026.

Repayment amounts per year (in billions of $)
Type of indebtedness as of June 30, 2026	2026	2027	2028	2029	≥2030	Total
Bonds	0.7	1.2	0.6	0.5	5.4	8.4
Commercial paper	0.8	0.3	—	—	—	1.1
Lease liabilities and other loans	0.7	0.4	0.8	0.4	2.6	4.9
Total debt	2.2	1.9	1.4	0.9	8.0	14.4
The average debt maturity of the Company was 7.6 years as of June 30, 2026, as compared to 7.7 years as of December 31, 2025.
Further information regarding ArcelorMittal’s outstanding short-term and long-term indebtedness as of June 30, 2026 is set forth in note 9 to the interim condensed consolidated financial statements. Further information regarding ArcelorMittal’s use of financial instruments for hedging purposes is set forth in note 10 to the interim condensed consolidated financial statements.
The Company expects to service its cash requirements in the near and medium-term with net cash provided by operating activities. In the future, the Company may enter into additional financing facilities if required.
Trade receivables
ArcelorMittal has established a number of programs for sales without recourse of trade accounts receivable to various financial institutions (referred to as true sale of receivables (“TSR”)). As of June 30, 2026, the total amount of trade receivables sold amounted to $4.9 billion ($5.0 billion as of December 31, 2025). Through the TSR programs, certain operating subsidiaries of ArcelorMittal surrender the control, risks and benefits associated with the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the consolidated statements of financial position at the moment of sale.
Trade payables
As part of the Company’s ongoing efforts to improve its working capital position, it continually engages with its customers and suppliers with the aim of improving overall terms, including pricing, quality, just-in-time delivery, discounts and payment terms. Trade accounts payable have maturities from 15 to 180 days depending on the type of material, the geographic area in which the purchase transaction occurs and the various contractual agreements. The Company’s average outstanding number of trade payable days amounted to 80 over the last 5 years. The ability of suppliers to provide payment terms may be dependent on their ability to obtain funding for their own working

Interim Management Report	19
Business overview
continued

capital needs and or their ability to early discount their receivables at their own discretion (the Company estimates that about $2.5 billion of trade payables were subject to early discount by its suppliers in the first half of 2026 as compared to $2.3 billion in 2025). Given the nature and large diversification of its supplier base the Company does not expect any material impact to its own liquidity position as a result of suppliers not having access to liquidity. As of June 30, 2026, a 5-day reduction in trade payable days would result in a trade payables decrease of $693 million.
Commitments, obligations and other arrangements
The Company's cash requirements in the near and medium term are primarily driven by the current commitments, obligations and other arrangements in place as of June 30, 2026. ArcelorMittal has various purchase commitments for materials, supplies and capital expenditure incidental to the ordinary course of business. As of June 30, 2026, ArcelorMittal had various outstanding obligations mostly related to:
•Guarantees, pledges and other collateral related to financial debt and credit lines given on behalf of third parties and joint ventures,
•Capital expenditure commitments mainly related to commitments associated with investments in expansion and improvement projects by various subsidiaries,
•Other commitments comprising mainly commitments incurred for gas supply to electricity suppliers.
These commitments, obligations and other arrangements will become due in 2026 and beyond. These various purchase commitments and long-term obligations will have an effect on ArcelorMittal’s future liquidity and capital resources. For further details on commitments and obligations, please refer to note 14 to the interim condensed consolidated financial statements. ArcelorMittal also has various environmental and asset retirement obligations as of June 30, 2026 which are further detailed in note 11 to the interim condensed consolidated financial statements.
As of June 30, 2026, ArcelorMittal had guaranteed $1.2 billion of debt of its operating subsidiaries, compared to $1.2 billion as of December 31, 2025. Guarantees given on behalf of joint ventures included $454 million and $414 million on behalf of VdSA and $239 million and $248 million in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd as of June 30, 2026 and December 31, 2025, respectively. Guarantees given on behalf of joint ventures also included $4,568 million and $4,400 million as of June 30, 2026 and December 31, 2025 corresponding to ArcelorMittal's 60% guarantee of the debt under term loan agreements entered into by the AMNS India joint venture with various Japanese banks.
Sources and uses of cash
The following table summarizes cash flows of ArcelorMittal for the six months ended June 30, 2026 and 2025:

Summary of Cash Flows	For the six months ended June 30,
(in $ millions)	2026	2025	change	% change
Net cash provided by operating activities	952	1,062	(110)	(10)%
Net cash used in investing activities	(1,829)	(1,792)	(37)	2%
Net cash provided by (used in) financing activities	374	(790)	1,164	147%
Net cash provided by operating activities
Net cash provided by operating activities was relatively stable at $1.0 billion in the first half of 2026 as compared to $1.1 billion in the first half of 2025.
Net cash provided by operating activities for the six months ended June 30, 2026 included a $2.0 billion investment in "operating working capital", composed of outflows of $1.1 billion and $1.1 billion for inventories and trade receivables, respectively, partly offset by inflows of $0.2 billion for trade payables. Net cash provided by operating activities for the six months ended June 30, 2025 included a $1.5 billion investment in "operating working capital", composed of outflows of $1.1 billion and $0.6 billion for trade payables and trade receivables, respectively, offset by inflows of $0.2 billion for inventories.
Net cash used in investing activities
Purchases of property, plant and equipment and intangibles ("capital expenditures") increased in the first half of 2026 to $2.4 billion as compared to $1.9 billion in the first half of 2025. Capital expenditures included $0.2 billion MDA payment in Liberia in the first half of 2026. They included also $0.8 billion and $0.5 billion of capital expenditures for strategic growth projects for the six months ended June 30, 2026 and 2025, respectively.

20	Interim Management Report
Business overview
continued
Capital expenditures for the full year 2026 are expected to remain within the range of $4.5-$5.0 billion (of which $1.7-$1.9 billion for strategic growth projects).
The following tables summarize the Company’s main strategic growth projects involving significant capital expenditures (including certain of those invested by the Company’s joint ventures) that are ongoing. See also "Properties and capital expenditures—Capital expenditures" of the 2025 Annual Report.
Completed projects

Segment	Site / unit	Capacity / details	Key date / completion	Note #
Mining	Liberia mine	Iron ore expansion to 20 million tonnes per year; blending a portion of the new concentrate with crushed ore product to produce a sinter feed blend (>62% Fe)	Commissioning underway	a
Brazil	Serra Azul mine	Facilities to produce 4.5 million tonnes per year DRI quality pellet feed by exploiting compact itabirite iron ore	Commissioned	b
Brazil	Barra Mansa	Increase capacity of HAV bars and sections by 0.4 million tonnes per year	Commissioned	c
Ongoing projects*

Segment	Site / unit	Capacity / details	Key date / forecast completion	Note #
Europe	Mardyck (France)	Facilities to produce 155 thousand tonnes non-grain oriented electrical steels ("NOES") (of which 125 thousand tonnes for auto applications) consisting of annealing and pickling line ("APL"), reversing mill ("REV")	Second half 2027	d
North America	Las Truchas mine (Mexico)	Revamping project with 1 million tonnes per year pellet feed capacity increase (to 2.3 million tonnes per year) with DRI concentrate grade capability	First half 2027	e
North America	ArcelorMittal Calvert (USA)	Advanced manufacturing facility for NOES with a capacity of up to 150 thousand tonnes per year, essential for EV production and other commercial / industrial applications. The project consists of APL, reversing cold mill ("RCM") and annealing and varnishing ("ACL").	Second half 2027	f
Europe	Dunkerque (France)	New 2 million tonnes per year EAF to complement the existing Blast Furnace & Blast Oxygen Furnace ("BF-BOF") route, lowering CO₂ emissions and preserving 5.5 million tonnes per year crude steel capacity	Ramp up in 2030	g
Sustainable Solutions	Gujarat (India)	Hybrid renewable energy project comprising 300 megawatts of alternating current ("MWac") solar capacity, approximately 250MW of wind capacity, and a 300MWh Battery Energy Storage System ("BESS")	First half 2028	h
Sustainable Solutions	Rajasthan (India)	Large-scale renewable energy investment involving the development of a 400MWac (560 megawatt peak) solar power plant, integrated with a 500MWh BESS	First half 2028	i
Europe	Gijón (Spain)	Construction of a new 1.1 million tonne EAF to enable the production of low carbon emissions steel for the long products sector, specifically rails and wire rod	Second half 2026	j
Europe	Sestao (Spain)	Capacity increase by 0.8 million tonnes per year to reach 1.6 million tonnes per year through debottlenecking initiatives	Second half 2026	k
Joint ventures
AMNS India	Hazira (India)	Debottlenecking existing assets; AMNS India medium-term Phase 1 plans are to expand and grow in Hazira to approximately15 million tonnes per year; ongoing downstream projects; additional greenfield opportunities under development	Second half 2026	l
* Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.
a.ArcelorMittal Liberia has been operating at 5 million tonnes per annum of direct shipping ore ("DSO") since 2011 (Phase 1) and restarted construction of a concentrator and associated infrastructure (Phase 2). An opportunity to increase rail and port shipment capacity to 20 million tonnes per annum led to a revised project capital expenditure of $1.8 billion (previously $1.4 billion), reflecting a multiple product approach (sinter feed and concentrate) following revised mining plan and additional investment in material handling, port infrastructure, covered stockpile and power supply. The revised scope allows for an additional 5 million tonnes per annum of blended product, bringing total shipment capacity to 20 million tonnes per annum (previously 15 million tonnes per annum). By blending a portion of the new concentrate with crushed ore product, a sinter feed blend (>62% Fe) can be produced, increasing Liberia’s marketable production. Of the targeted 20 million tonnes, 75% or 15 million tonnes of sinter feed is to be made up of a blend of concentrate and crushed ore, and remaining 25% or 5 million tonnes is to be high-grade concentrate. Commissioning is progressing and full project completion and production from all lines is expected by the third quarter of 2026. Shipments are expected to reach 18 million tonnes in 2026. In addition, a phased plan to expand capacity up to 30 million tonnes per annum, including DRI-quality concentrate, is under study.
b.The Serra Azul project's current investment forecast is approximately $0.5 billion. The DRI quality pellet feed is expected to primarily supply ArcelorMittal Mexico steel operations. All assembly activities were completed in the third quarter of 2025. Hot commissioning is completed, the pellet feed DRI product has already met the required quality specifications, and the first vessel was shipped in the first half of 2026.

Interim Management Report	21
Business overview
continued

c.Approximately $0.3 billion investment in the Barra Mansa (Brazil) sections mill aims to expand domestic market share and profitability with higher added value ("HAV") products like merchant and special bars. Commissioning started in October 2025, and the project has transitioned into the ramp-up phase, with 75% of the new portfolio delivered in the first half of 2026 and 90% expected by the end of the second half of 2026.
d.ArcelorMittal, with French government support, is establishing a new electrical steels production unit at Mardyck, complementing its Saint-Chély d’Apcher plant. The first phase of the project consisting of ACL is complete and first commercial order was produced and delivered to customers in the second quarter of 2026. Phase 2 composed of REV and APL is now expected to be commissioned in the second half of 2027 (previously scheduled for the second half of 2026 and first half of 2027, respectively). Following a reassessment of the product portfolio, the production volume of NOES was revised to 155 thousand tonnes per year (previously reported as 170 thousand tonnes per year).
e.The approximately $0.2 billion investment project in Las Truchas will enable concentrate production to the blast furnace route (2.0 million tonnes per year) and DRI route (0.3 million tonnes per year) for a total of 2.3 million tonnes per year. Primary target is to supply ArcelorMittal Mexico steel operations with high quality feed. Due to delays in obtaining environmental permits, amplified by the strike and the illegal blockade of the mine in the second and third quarters of 2024, as well as unforeseen challenges, production is expected to start in the first half of 2027. The refurbishment of two clarifiers is essentially complete and ready for equipment installation. Foundation works for main mill building is completed. Pedestals for mills are ongoing and structural steel packages deliveries on site are underway.
f.ArcelorMittal Calvert is investing in an advanced manufacturing facility in Calvert, Alabama that could deliver up to 150,000 tonnes of domestic production capacity of NOES annually, depending on the product mix. The project includes an APL, cold-rolling mill, annealing coating line, packaging and slitter line, and ancillary equipment needed for operations. The facility would be situated near existing Calvert operations. The plant is anticipated to commence production in the second half of 2027.
g.See "Sustainable developments highlights".
h.The investment of approximately $0.5 billion represents a 550 MWac solar–wind hybrid renewable energy project (comprising 300 MWac of solar capacity and approximately 250 MW of wind capacity) and a planned 300 MWh BESS. Wind portfolio contracts have been awarded, with land included under the OEM contracts. The project is expected to deliver approximately 150 MW of round-the-clock renewable power to AMNS India. The project is expected to reduce carbon emissions by approximately 0.9 million tonnes of CO2 per year.
i.The investment of approximately $0.3 billion for renewable energy consists of 400 MWac solar power plant, integrated with a 500 MWh BESS, located in Bikaner, Rajasthan, India. Construction commenced in the second quarter of 2025, with completion targeted for the first half of 2028. The project is designed to supply approximately 190 MW during solar hours and 125 MW during evening peak hours. The project will result in carbon emissions reduction of approximately 0.65 million tonnes of CO₂ per year. Civil works have started on site with the land being fully secured.
j.The investment of approximately $0.3 billion for a new EAF, part of the Group’s decarbonization initiatives, will allow the production of long HAV products such as rails and quality wire rods through EAF route, replacing current BF-BOF route in Gijón in northwestern Spain. The new EAF will have a 1.1 million tonne production capacity and will enable a reduction of at least 1 million tonnes of CO2 emissions per year. Completion is expected in the second half of 2026.
k.Sestao flat products plant is increasing production to 1.6 million tonnes by conducting several investments to debottleneck the EAF and to enhance its technical capabilities to produce automotive grades. Once complete, much of this production will be XCarb® RRP low-carbon emissions steel. Completion is expected by the second half of 2026.
l.AMNS India medium-term plans are to expand and grow initially to approximately 15 million tonnes by the second half of 2026 in Hazira (phase 1) including automotive downstream and enhancements to iron ore operations, with estimated capital expenditure of approximately $7.7 billion ($0.8 billion for debottlenecking, $0.2 billion for operational readiness, $1.0 billion for downstream projects and $5.7 billion for upstream project). As part of phase 1, a Continuous Galvanizing Steel line ("CGL3") capable of producing Advanced High Strength Steel for automotive sector was successfully commissioned in July 2025. Further capacity expansion at Hazira is underway to increase capacity to 15 million tonnes, while a detailed engineering study is being conducted to further expand capacity to 24 million tonnes. As part of its broader growth strategy aimed at increasing its total steelmaking capacity to 40 million tonnes per annum, on March 23, 2026, AMNS India also announced plans to construct a greenfield integrated steel plant in Rajayyapeta, Andhra Pradesh, with a Phase 1 capacity of 8.2 million tonnes per annum. The facility is designed as a low‑cost, highly efficient coastal asset positioned to serve India’s fastest‑growing steel‑demand region. The project leverages proven blast‑furnace designs and execution experience from the Hazira expansion, benefits from proximity to high‑quality iron ore and access to a deep‑water port, and prioritizes early cash generation, with downstream capacity targeted for the first quarter of  2029 and primary steelmaking targeted in 2030/31. These timelines assume all remaining approvals are received on schedule, including securing an appropriate long-term iron ore supply contract with NMDC. Phase 1 capital expenditures of $7.5–$8.0 billion (includes infrastructure to support future capacity options) are to be deployed over five to six years. Commencement of this project follows the completion of the Hazira capacity expansion project. As a result, AMNS India capital expenditures are expected to remain broadly stable.
m.Other projects under development include two potential high-return investments in Brazil to expand higher-value steel capabilities i) the construction of a new high added value finishing line (cold rolling mill) and a continuous coating line at Tubarão facility, and ii) at ArcelorMittal Pecém which announced the approval of engineering studies for a strategic project aimed at the developing of a new hot rolled coil production line at the site. The Company is also advancing studies for a potential second 1.5 million tonnes EAF at Calvert, which would expand domestic steelmaking capability at its world-class facility, enhance melt-and-pour capacity, and strengthen participation in the US steel market. The project would leverage existing infrastructure, established customer relationships and downstream assets, supporting attractive capital efficiency and value-added growth opportunities.

Net cash used in investing activities in the first half of 2026 also included $663 million in sales proceeds related to the partial divestment of the Company's interest in Vallourec, partly offset by $115 million cash outflow in connection with the second installment for the settlement of the Votorantim put option.
Net cash used in investing activities in the first half of 2025 also included $263 million cash inflow related to the acquisition of AMNS Calvert and $101 million inflow from the second of four installments with respect to the loan related to the sale of Kazakhstan operations in 2023, partly offset by $167 million net cash outflow in connection with the acquisition of Tuper.
Net cash provided by (used in) financing activities
Net cash provided by financing activities in the first half of 2026 included $986 million proceeds from the issuance of $1.0 billion 5.375% notes due May 19, 2036, $479 million in funding from the European Investment Bank and $229 million net inflow from commercial paper, partly offset by $401 million repayment at maturity of the $750 million unsecured notes due 2026. Net cash provided by financing activities in the first half of 2026 also included $483 million cash outflow relating to share buybacks and $300 million of dividend payments (of which $228 million paid to ArcelorMittal shareholders and $72 million paid to non-controlling shareholders).

22	Interim Management Report
Business overview
continued
Net cash used in financing activities in the first half of 2025 included $262 million cash outflow relating to share buybacks and net cash outflow of $161 million relating to net repayments of debt (mainly $350 million repayment of working capital facility of AMNS Calvert, repayment of Schuldschein loans at maturity for $419 million (€371 million) and $184 million repayment at maturity of its outstanding 6.125% Notes, partly offset by $799 million (€700 million) proceeds from the issuance of Schuldschein loans). Net cash used in financing activities in the first half of 2025 also included $256 million of dividends payments (of which $210 million paid to ArcelorMittal shareholders and $46 million paid to non-controlling shareholders).
For additional information, see note 9 to the interim condensed consolidated financial statements.
Earnings distribution
On May 5, 2026 at the annual general meeting of shareholders, the shareholders approved the dividend of $0.60 per share proposed by the Board of Directors. The dividend amounted to $454 million and is payable in four equal installments; the first and second installments amounting each to $114 million were paid on March 18, 2026 and June 10, 2026. The remaining installments are scheduled to be paid on September 9, 2026 and December 2, 2026.
Equity
Equity attributable to the equity holders of the parent increased marginally to $54.8 billion at June 30, 2026, compared with $54.5 billion at December 31, 2025, primarily due to $1.3 billion of net income attributable to the equity holders of the parent, partially offset by $0.5 billion in share buybacks under the existing share buyback program announced on April 7, 2025, and approved dividend of $0.5 billion. See "Corporate Governance" below.
Treasury shares
ArcelorMittal held 21.0 million shares in treasury at June 30, 2026 compared to 13.9 million shares at December 31, 2025. At June 30, 2026, the number of treasury shares represented 2.7% of the total issued number of ArcelorMittal shares. The treasury shares were impacted by the share buyback described in "Corporate Governance" below.
Research and development, patents and licenses
Research and development expense (included in selling, general and administrative expenses) was $159 million for the six months ended June 30, 2026 as compared to $153 million for the six months ended June 30, 2025. In addition, the Company capitalized research and development for $18 million and $19 million during the six months ended June 30, 2026 and 2025, respectively.
Trend information
All information that is not historical in nature and disclosed under "Business Overview", and in particular in "Outlook", is deemed to be a forward-looking statement and is subject to and qualified by the information set forth under the "Cautionary statement regarding forward-looking statements". See also "—Key factors affecting results of operations" above.
Outlook
The Company's outlook is positive across the near, medium and long term. ArcelorMittal is well positioned to deliver value-accretive growth, with robust shareholder returns, while maintaining a strong investment-grade balance sheet. Its medium and long-term growth prospects are underpinned by a unique portfolio of opportunities. Alongside the next phase of the Company's growth in India through its joint venture AMNS India, the Company is currently reviewing potential downstream expansions in Brazil (leveraging its low-cost assets and long slab position), and further capacity growth in Liberia (by leveraging existing infrastructure). Electrical steels is a core growth focus globally, with projects underway in the U.S. and Europe, and opportunities under development in other key regions. The Company sees also significant opportunities to further expand its renewable energy portfolio, generating more resilient, non-cyclical earnings while enhancing the competitiveness and sustainability of its steel business. Renewables is a key pillar of the Sustainable Solutions segment which remains on track to further improve its operating performance.
In Europe in particular, ArcelorMittal believes that CBAM, together with the TRQ trade tool implemented from July 1, 2026, can support higher domestic capacity utilization and restore profitability and returns on capital to healthy, sustainable levels. The introduction of comprehensive and more granular country-specific import quotas represents a meaningful improvement, while the introduction of 'Melt & Pour' requirements could further strengthen the integrity and effectiveness of the system. Activity levels have improved following the implementation of the TRQ measures, with stronger order books supporting capacity restarts across Europe. Consequently, European shipments are expected to be stable to slightly higher in the third quarter of 2026 as compared to the second quarter of 2026, compared with the typical high-single-digit seasonal decline. Furthermore, shipments in the second half of 2026 are expected to exceed those in the first half of 2026 across all segments.
All information that is not historical in nature and disclosed under "Business overview", and in particular in this Outlook section, is deemed to be a forward-looking statement. A detailed discussion of principal risks and uncertainties which may cause actual results and events to differ materially from such forward-looking statements is included in the section "Risk factors" of the 2025 Annual Report.

Interim Management Report	23
Key transactions and events

Key transactions and events
During the first half of 2026, ArcelorMittal completed the first tranche of its new share buyback program, several divestments and capital market transactions and launched certain divestment processes as well as a new tranche of its share buyback program. Please refer to notes 4, 5, 7 and 9 to the interim condensed consolidated financial statements for further details.
•On January 29, 2026, ArcelorMittal confirmed that it had been served by the Extraordinary Commissioners of Acciaierie d'Italia S.p.A. ("ADI") with a writ of summons to appear before the Court of Milan. ADI operates the Italian steel plants owned and formerly managed by Ilva S.p.A. (‘Ilva’) (which is also in Extraordinary Administration). Since 2021, ADI’s holding company, Acciaierie d'Italia Holding S.p.A. ("ADIH"), has been operated under joint and equal control with Invitalia, an entity wholly controlled by the Italian Ministry of Economy and Finance and appointed by the Italian Government to implement a public-private partnership with ArcelorMittal aimed at relaunching and acquiring Ilva’s business. The claim alleges that ADI was mismanaged and that value was intentionally transferred from ADI to ArcelorMittal (causing ADI to become insolvent). The action is brought against multiple parties - including ArcelorMittal, together with all individuals who have served on the board of directors of ADI. It seeks damages valued at €7.0 billion, with an alternative valuation of €3.65 billion. ArcelorMittal is also involved in several Italian judicial appeals relating to the placement of ADI and ADIH in insolvency and under extraordinary administration. ArcelorMittal will defend its position vigorously. Moreover, in June 2025, ArcelorMittal initiated an international arbitration against the Republic of Italy for unlawful expropriation and discriminatory treatment in relation to its investments in ADI, claiming damages in excess of €1.8 billion.
•On January 30, 2026, the Government of the Republic of Liberia and ArcelorMittal announced that they signed an amendment to the existing Mineral Development Agreement ("MDA"), which was ratified on January 29, 2026 via the Liberian legislative process, extending the duration of the agreement to 2050, with a right to renew for a further 25 years. The agreement solidifies ArcelorMittal’s long-term mining expansion and commitment to Liberia and provides for the Government’s desire to make the Tokadeh to Buchanan rail corridor accessible to multiple users. The Company is undertaking feasibility studies for further expansion beyond 20 million tonnes per annum. The railway capacity is being expanded so it can transport up to 30 million tonnes annually. This railway capacity will be reserved for ArcelorMittal’s use. Under the terms of the agreement ArcelorMittal paid $200 million to the Government of Liberia for certain rights it acquires, namely the mining rights extension and reserved access to railroad capacity the Company is investing in.
•On March 5, 2026, subsequent to the announcement on April 7, 2025 of the 2025-2030 share buyback program (the ‘2025 buyback program’), together with an initial tranche of share repurchases, ArcelorMittal and the Significant Shareholder entered into a share repurchase agreement under which the Significant Shareholder has agreed to sell, on each trading day on which ArcelorMittal purchases shares under the 2025 buyback program, an equivalent number of shares in the proportion of the Significant Shareholder’s (44.55% at June 30, 2026) of outstanding shares less treasury shares of ArcelorMittal. Shares repurchased from the Significant Shareholder will count towards repurchases made under the 2025 buyback program and will be made at the same weighted average price as the ArcelorMittal Shares purchased under the 2025 buyback program on the relevant trading day in the open market. The Significant Shareholder may terminate this agreement at any time after the completion of the buybacks under the initial tranche. The effect of the share repurchase agreement is to maintain the Significant Shareholder’s percentage of voting rights in ArcelorMittal’s issued share capital (net of treasury shares) resulting from purchases made under the Program. As a reminder, the 2006 Memorandum of Understanding entered into in connection with the merger of Mittal Steel and Arcelor includes a standstill that sets a 45% limit on the Significant Shareholder’s ownership of the Company’s issued shares (subject to certain limited exceptions). This share repurchase agreement ensures that the Significant Shareholder’s voting rights will not passively exceed the 45% threshold, thereby preserving a robust free float.

24	Interim Management Report
Sustainable development highlights

Sustainable development highlights
•On February 10, 2026, ArcelorMittal announced the construction of an EAF at its steelmaking site in Dunkirk – a strategic €1.3 billion investment which marks a major step in the decarbonization of ArcelorMittal’s steel production in France. The start‑up of this 2-million-tonne EAF is scheduled for 2029. It is expected to produce steel with three times less CO2 compared with a blast furnace (0.6 tonne CO2 per tonne of steel in the EAF based on a mix of scrap, HBI/DRI and hot metal). Its funding will be supported by Energy Efficiency Certificates ("CEE"), a regulatory mechanism that promotes energy savings and CO₂ reduction. The amount of support will represent 50% of the €1.3 billion investment.
Legal proceedings
ArcelorMittal is currently and may in the future be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitration proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements in the Company’s 2025 Annual Report. Please refer to note 15 to the interim condensed consolidated financial statements included in this report for an update of the legal proceedings as included in note 9.3 to the consolidated financial statements in the Company’s 2025 Annual Report.

Interim Management Report	25
Corporate governance

Corporate governance
Please refer to the "Corporate Governance" section of the Company’s 2025 Annual Report for a complete overview of the Company’s corporate governance practices. The purpose of this section is solely to describe the events and changes affecting the corporate governance of the Company between December 31, 2025 and June 30, 2026.
Annual general meeting of shareholders held on May 5, 2026
On May 5, 2026, the annual general meeting of shareholders approved all resolutions by a strong majority. The resolutions included approval of the 2025 financial statements and appointment of Ernst & Young S.A. as the independent auditor for 2026 and to provide any assurance opinion on sustainability reporting to be included in the management report of the Board of Directors for the financial year 2026 if and as required; the dividend of $0.60 (gross) per share; the remuneration policy, the remuneration report and the remuneration of the Board of Directors in relation to the financial year 2025; reelection of certain members of the Board of Directors for another three-year term; authorization of share based incentives; and grants of share based incentives. Certain of these resolutions are described in more detail below.
Dividend
On May 5, 2026 at the annual general meeting of shareholders, the shareholders approved the Company’s proposed dividend of $0.60 per share. The dividend amounted to $454 million and is payable in four equal installments; the first and second installments amounting each to $114 million were paid on March 18, 2026 and on June 10, 2026, respectively. The remaining installments are scheduled to be paid on September 9, 2026 and December 2, 2026. During the six months ended June 30, 2026, dividends to non-controlling interests amounted to $75 million (of which $72 million paid as of June 30, 2026).
Equity-based compensation
The Executive Chairman, the Chief Executive Officer ("CEO") of the Company (jointly, the "Executive Office") and the Chief Financial Officer ("CFO") are eligible for PSU grants under the Executive Office Performance Share Unit Plan ("Executive Office PSU Plan"). The latter is designed to enhance the long-term performance of the Company and align the members of the Executive Office and the CFO to the Company’s objectives. The Executive Office PSU Plan complements ArcelorMittal’s existing program of annual performance-related bonuses which is the Company’s reward system for short-term performance and achievements. The main objective of the Executive Office PSU Plan is to be an effective performance-enhancing incentive based on the achievement of ArcelorMittal’s strategy which is aimed at creating measurable long-term shareholder value.
The May 2026 annual general meeting of shareholders authorized the Board of Directors to take certain actions in relation to equity-based compensation, in particular to allocate up to 6 million of the Company’s fully paid-up ordinary shares (the "2026 Cap"), to adopt any rules or measures to implement the Executive Office PSU Plan and other retention-based grants below the level of the Executive Office and CFO that the Board of Directors may at its discretion consider appropriate, and to decide and implement any increase of the 2026 Cap by the additional number of shares of the Company necessary to preserve the rights of the grantees of the Executive Office PSU Plan and other retention-based grants below the level of the Executive Office and CFO in the event of a transaction impacting the Company’s share capital. Such authorization is valid until the annual general meeting of shareholders to be held in 2027.
The Appointments, Remuneration and Corporate Governance Committee, which is comprised of three independent directors, reviews the allocation of PSUs to the Executive Office and CFO, determines the criteria for granting PSUs, monitors the vesting criteria and makes a recommendation to the Board of Directors. Please refer to the 2025 Annual Report of the Company for an explanatory presentation, including a description of the performance targets applicable to each PSU grant.
Board of Directors
Mr. Lakshmi N. Mittal, Mr. Aditya Mittal, Mr. Etienne Schneider, Mr. Michel Wurth and Mrs. Patricia Barbizet were re-elected and Mr. Roy Harvey was elected as directors of ArcelorMittal at the May 5, 2026 annual general meeting of shareholders, each of them for a three-year term that will automatically expire on the date of the annual general meeting of shareholders to be held in 2029.
The Board of Directors is composed of ten directors, of which six are independent directors. The ten directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal, Mr. Etienne Schneider, Mr. Michel Wurth, Mrs. Karyn Ovelmen, Mr. Karel De Gucht, Mrs. Clarissa Lins, Mrs. Patricia Barbizet and Mr. Roy Harvey. The four non independent directors are Mr. Lakshmi N. Mittal, Mrs. Vanisha Mittal Bhatia, Mr. Aditya Mittal and Mr. Michel Wurth. The Board of Directors includes two executive directors: Mr. Lakshmi N. Mittal, the Executive Chairman of the Board, and Mr. Aditya Mittal, the CEO of the Company. None of the members of the Board of Directors, including the executive directors, have entered into service contracts with the Company or any of its subsidiaries that provide for benefits upon the termination of their mandate. For additional information on the functioning of the Board of Directors and the composition of its committees, please refer to the 2025 Annual Report of the Company available on www.arcelormittal.com.

26	Interim Management Report
Corporate governance
continued
Directors' fees
At the May 5, 2026 annual general meeting of shareholders, the shareholders approved the annual remuneration for the Board of Directors for the 2025 financial year at €1,426,837 ($1,676,533), based on the following annual fees (euro denominated amounts are translated into U.S. dollar as of December 31, 2025):
–Basic director's remuneration: €169,952 ($199,694);
–Lead Independent Director's remuneration: €239,709 ($281,658);
–Additional remuneration for the Chair of the Audit and Risk Committee: €32,976 ($38,746);
–Additional remuneration for the other Audit and Risk Committee members: €20,293 ($23,844);
–Additional remuneration for the Chairs of the other committees: €19,024 ($22,353);
–Additional remuneration for the members of the other committees: €12,683 ($14,903).

The following table provides information on changes to the Company’s shares issued, treasury shares and shares outstanding between December 31, 2025 and June 30, 2026.

	Shares issued	Treasury shares	Shares outstanding
December 31, 2025	775,000,000	(13,874,181)	761,125,819
Share buyback (in the six-month period ended June 30, 2026)	—	(8,000,000)	(8,000,000)
Share based payments (in the six-month period ended June 30, 2026)	—	915,879	915,879
June 30, 2026	775,000,000	(20,958,302)	754,041,698
Extraordinary general meeting of shareholders held on May 5, 2026
The extraordinary general meeting of shareholders held on May 5, 2026 authorized the Board of Directors (i) to cancel all the shares repurchased by the Company under its share buyback programs up to a maximum of 77.5 million shares and to consequently reduce the issued share capital of the Company and the authorized share capital of the Company by an amount corresponding to the product of the number of treasury shares cancelled multiplied by thirty-six US dollar cents ($0.36), being the par value of the shares in the Company, (ii) to consequentially amend articles 5.1 and 5.2 of the Articles of Association to reflect the above cancellations and reductions of the issued and authorized share capital of the Company, and (iii) to reduce or cancel the relevant reserves constituted under applicable law in relation thereto, if applicable.
In addition, the extraordinary general meeting of shareholders authorized the Board of Directors or its delegate(s) to implement the cancellation of the number of treasury shares determined by the Board of Directors and the corresponding reduction of share capital and related matters in one or more installments as deemed fit by the Board of Directors, to cause the share capital reductions and cancellations of the treasury shares and the consequential amendment of the Articles of Association to be recorded by way of one or more notarial deeds, and generally to take any steps, actions or formalities as appropriate or useful to implement this decision of the extraordinary general meeting.
The present authorization is valid for a period of three years or until the date of its renewal by a resolution of the general meeting of shareholders if such renewal date is prior to the expiration of the three-year period.
In addition, the extraordinary meeting of shareholders authorized the Board of Directors to (i) to renew the authorization granted by the extraordinary meeting of shareholders held on June 13, 2020 and authorize the Board of Directors, during a period of five years from the date of this extraordinary general meeting to the fifth anniversary of the date of publication in the Luxembourg electronic legal gazette (Recueil Electronique des Sociétés et Associations) of the minutes of this extraordinary general meeting, to issue additional ordinary shares in the Company within the limit of the authorized share capital set out in article 5.2 of the Articles for up to 10% of the shares in issue at the time of the extraordinary general meeting with this limitation not applying to issuances of shares under share based incentive plans approved from time to time by the general meeting of shareholders; (ii) to authorize the Board of Directors to, subject to performance criteria, allocate existing shares or issue new shares free of charge, to (a) employees and corporate officers (including directors) of the Company and (b) employees and corporate officers (including directors) of companies of which at least 10% of the capital or voting rights is directly or indirectly held by the Company in accordance with article 5.5 of the Articles; (iii) to authorize the Board of Directors to limit or cancel the preferential subscription rights of existing shareholders in the event of any increase in the issued share capital for up to 10% of the shares in issue at the

Interim Management Report	27

Corporate governance
continued
time of this extraordinary general meeting with this limitation not applying to issuances of shares under share based incentive plans approved from time to time by the general meeting of shareholders; and (iv) to amend the paragraphs of article 5.5 of the Articles accordingly.
Further, the extraordinary general meeting resolved to amend articles 5, 7, 8, 11, 17 and 19 following the entry into force of the Luxembourg law of 10 August 2016, adopting a three-digit structure.
On April 7, 2025, ArcelorMittal announced the commencement of a share buyback program with share repurchases to be conducted in tranches that may be announced through May 2030. The first tranche of the program was completed on June 30, 2026. ArcelorMittal repurchased 10 million shares for a total value of €493 million ($568 million) at an average price per share of €49.32 ($56.81). To maintain the Significant Shareholder's current level of voting rights as per the Share Repurchase Agreement, in the context of the first tranche, the Company repurchased 3.6 million shares from the Significant Shareholder for €197 million ($227 million). See "Key transactions and events". The repurchased shares are currently being held in treasury and are expected to be cancelled in due course. A second tranche of the program, for up to 10 million shares, commenced immediately thereafter under the authorization given by the annual general meeting of shareholders of May 6, 2025.
As communicated at the launch of the program, share repurchases are being conducted in tranches through to May 2030. The actual amount of shares to be repurchased in the various tranches will continue to depend on the level of post-dividend free cash flow generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual free cash flow), the continued authorization by shareholders, and market conditions. The shares acquired under the program are intended to reduce ArcelorMittal’s share capital and meet ArcelorMittal’s obligations arising from employee share programs.
Shareholders
The following table sets forth information as of June 30, 2026 with respect to the beneficial ownership and voting rights of ArcelorMittal shares by each person who is known to be the beneficial owner of more than 5% ArcelorMittal's issued share capital and the number of treasury shares.

	Shares	% of issued shares	% of voting rights
Number of issued shares	775,000,000
Number of issued shares less treasury shares	754,041,698
Significant Shareholder[1]	335,930,950	43.35%	44.55%
Treasury Shares	20,958,302	2.70%	—%
Other Public Shareholders	418,110,748	53.95%	55.45%
Total	775,000,000	100.00%	100.00%
Of which: BlackRock inc.	42,609,612	4.99%	5.65%
1.The term "Significant Shareholder" means HSBC Trustee (C.I.) Limited, as trustee of a fully discretionary trust of which Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are the beneficiaries, holding ArcelorMittal shares through the following two companies: Nuavam Investments S.à r.l. and Lumen Investments S.à r.l. For purposes of this table, ordinary shares owned directly by Mr. Lakshmi N. Mittal and Mrs. Usha Mittal are aggregated with those ordinary shares beneficially owned by the Significant Shareholder.

28	Interim Management Report
Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements
This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "will," "expect," "anticipate," "target", "projected," "potential," "intend" or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg financial and stock market regulator (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

30	Interim Financial Statements
Condensed consolidated statements of operations
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2026	2025
Sales (including 2,244 and 3,950 of sales to related parties for the six months ended, June 30, 2026 and June 30, 2025, respectively)	32,218	30,724
Cost of sales (including purchases from related parties of 1,036 and 877 for the six months ended June 30, 2026 and June 30, 2025, respectively)	28,964	28,548
Gross margin	3,254	2,176
Selling, general and administrative expenses	1,446	1,277
Acquisition gain of Calvert	—	1,858
Operating income	1,808	2,757
Income from investments in associates, joint ventures and other investments	366	346
Gain on disposal of investments in associates, joint ventures and other investments (note 4)	302	—
Impairment of investments in associates, joint ventures and other investments (note 4)	(262)	—
Financing costs - net	(635)	2
Income before taxes	1,579	3,105
Income tax expense (note 8)	(311)	(454)
Net income (including non-controlling interests)	1,268	2,651

Net income attributable to:
Equity holders of the parent	1,258	2,598
Non-controlling interests	10	53
Net income (including non-controlling interests)	1,268	2,651

Earnings per common share (in U.S. dollar):
Basic	1.65	3.40
Diluted	1.65	3.38

Weighted average common shares outstanding (in millions):
Basic	761	765
Diluted	764	768
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Financial Statements	31
Condensed consolidated statements of other comprehensive income
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2026		2025
Net income (including non-controlling interests)		1,268		2,651

Items that can be recycled to the condensed consolidated statements of operations
Derivative financial instruments:
Gain arising during the period	331		123
Reclassification adjustments for gain included in the condensed consolidated statements of operations and financial position (basis adjustment)	(91)		(94)
	240		29
Exchange differences arising on translation of foreign operations:
Gain arising during the period	237		2,992
	237		2,992
Share of other comprehensive income related to associates and joint ventures:
(Loss) gain arising during the period	(187)		463
Reclassification adjustments for gain included in the condensed consolidated statements of operations and financial position (basis adjustment)	(59)		(91)
	(246)		372
Income tax expense related to components of other comprehensive income that can be recycled to the condensed consolidated statements of operations	(182)		(47)
Items that cannot be recycled to the condensed consolidated statements of operations
Investments in equity instruments at FVOCI:
(Loss) gain arising during the period	(41)		6
Share of other comprehensive gain related to associates and joint ventures	3		11
	(38)		17
Employee benefits - Recognized actuarial gain	—		—
Share of other comprehensive income related to associates and joint ventures	—		(2)
Income tax expense related to components of other comprehensive income that cannot be recycled to the Condensed consolidated statements of operations	—		(18)
	—		(20)
Total other comprehensive income	11		3,343
Total other comprehensive income attributable to:
Equity holders of the parent	9		3,236
Non-controlling interests	2		107
		11		3,343
Total comprehensive income		1,279		5,994
Total comprehensive income attributable to:
Equity holders of the parent		1,267		5,834
Non-controlling interests		12		160
Total comprehensive income		1,279		5,994
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

32	Interim Financial Statements
Condensed consolidated statements of financial position
(in millions of U.S. dollar, except share and per share data)

	June 30, 2026	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	4,848	5,392
Restricted cash	50	84
Trade accounts receivable and other (including 365 and 272 from related parties at June 30, 2026 and December 31, 2025, respectively)	4,508	3,476
Inventories (note 2)	19,283	18,589
Prepaid expenses and other current assets	3,163	3,027
Assets held for sale (note 5)	140	37
Total current assets	31,992	30,605

Non-current assets:
Goodwill and intangible assets	5,461	5,252
Property, plant and equipment and biological assets	41,399	41,041
Investments in associates and joint ventures (note 4)	9,937	10,393
Other investments	283	353
Deferred tax assets	8,561	8,860
Other assets	1,517	1,199
Total non-current assets	67,158	67,098
Total assets	99,150	97,703

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt (note 9)	2,694	2,739
Trade accounts payable and other (including 417 and 352 to related parties at June 30, 2026 and December 31, 2025, respectively)	12,932	13,008
Short-term provisions (note 11)	939	1,039
Accrued expenses and other liabilities	5,321	5,168
Income tax liabilities	455	547
Liabilities held for sale (note 5)	54	19
Total current liabilities	22,395	22,520

Non-current liabilities:
Long-term debt, net of current portion (note 9)	11,727	10,671
Deferred tax liabilities	2,328	2,294
Deferred employee benefits	2,428	2,526
Long-term provisions (note 11)	1,889	1,616
Other long-term obligations	1,560	1,540
Total non-current liabilities	19,932	18,647
Total liabilities	42,327	41,167

Commitments and contingencies (note 14 and note 15)

Equity (note 7):
Equity attributable to the equity holders of the parent	54,820	54,466
Non-controlling interests	2,003	2,070
Total equity	56,823	56,536
Total liabilities and equity	99,150	97,703
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Financial Statements	33
Condensed consolidated statements of changes in equity
(in millions of U.S. dollar, except share and per share data)

						Reserves
						Items that can be recycled to the condensed consolidated statements of operations		Items that cannot be recycled to the condensed consolidated statements of operations
	Shares [1,2]	Share capital	Treasury shares	Additional paid-in capital	Retained earnings	Foreign currency translation adjustments	Unrealized gains (losses) on derivative financial instruments	Unrealized gains (losses) on investments in equity instruments at FVOCI	Recognized actuarial losses	Equity attributable to the equity holders of the parent	Non-controlling interests	Total Equity
Balance at December 31, 2024	769	303	(2,117)	27,190	47,254	(22,296)	1,321	(50)	(2,382)	49,223	2,063	51,286
Net income (including non-controlling interests)	—	—	—	—	2,598	—	—	—	—	2,598	53	2,651
Other comprehensive income (loss)	—	—	—	—	—	3,304	(65)	17	(20)	3,236	107	3,343
Total comprehensive income (loss)	—	—	—	—	2,598	3,304	(65)	17	(20)	5,834	160	5,994
Recognition of share-based payments	—	—	19	11	—	—	—	—	—	30	—	30
Share buyback	(9)	—	(262)	—	—	—	—	—	—	(262)	—	(262)
Dividend	—	—	—	—	(421)	—	—	—	—	(421)	(56)	(477)
Capital decrease in Arceo	—	—	—	—	9	—	—	—	—	9	(97)	(88)
Acquisition of AMTBA	—	—	—	—	(31)	—	—	—	—	(31)	20	(11)
Other movements	—	—	—	—	(4)	—	—	—	—	(4)	2	(2)
Balance at June 30, 2025	760	303	(2,360)	27,201	49,405	(18,992)	1,256	(33)	(2,402)	54,378	2,092	56,470
Balance at December 31, 2025	761	275	(355)	25,250	49,918	(19,345)	1,144	(23)	(2,398)	54,466	2,070	56,536
Net income (including non-controlling interests)	—	—	—	—	1,258	—	—	—	—	1,258	10	1,268
Other comprehensive (loss) income	—	—	—	—	—	(149)	196	(38)	—	9	2	11
Total comprehensive income (loss)	—	—	—	—	1,258	(149)	196	(38)	—	1,267	12	1,279
Recognition of share-based payments	1	—	24	12	—	—	—	—	—	36	—	36
Shares buyback	(8)	—	(510)	—	—	—	—	—	—	(510)	—	(510)
Dividend (note 7)	—	—	—	—	(454)	—	—	—	—	(454)	(75)	(529)
Other movements	—	—	—	—	15	—	—	—	—	15	(4)	11
Balance at June 30, 2026	754	275	(841)	25,262	50,737	(19,494)	1,340	(61)	(2,398)	54,820	2,003	56,823
1.Excludes treasury shares
2.In millions of shares

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

34	Interim Financial Statements
Condensed consolidated statements of cash flows
(in millions of U.S. dollar, except share and per share data)

	Six months ended June 30,
	2026	2025
Operating activities:
Net income (including non-controlling interests)	1,268	2,651

Adjustments to reconcile net income to net cash provided by operations:
Depreciation and amortization	1,529	1,353
Impairment	—	194
Acquisition of Calvert	—	(1,858)
Interest expense	335	270
Interest income	(66)	(149)
Income tax expense (note 8)	311	454
Income from associates, joint ventures and other investments	(366)	(346)
Gain on disposal of investments in associates, joint ventures and other investments (note 4)	(302)	—
Impairment of investments in associates, joint ventures and other investments (note 4)	262	—
Provisions on pension and other post-employment benefit liabilities	129	105
Net gain on disposal of subsidiaries (note 5)	(30)	—
Unrealized foreign exchange effects	152	54
Write-downs of inventories to net realizable value, provisions and other non-cash operating expenses (net)	351	727
Changes in assets and liabilities that provided (required) cash:
Change in working capital	(1,981)	(1,491)
Provision movements and other liabilities	(169)	(766)
VAT and other amounts recoverable from public authorities	254	408
Interest paid	(368)	(375)
Interest received	65	173
Cash contributions to plan assets and benefits paid for pensions and other post-employment benefit liabilities	(158)	(155)
Dividends received from associates, joint ventures and other investments	88	135
Income tax paid	(352)	(322)
Net cash provided by operating activities	952	1,062
Investing activities:
Purchase of property, plant and equipment and intangibles	(2,373)	(1,853)
Acquisitions of net assets of subsidiaries, net of cash acquired of nil and 338 for the six months ended June 30, 2026 and June 30, 2025 respectively	—	174
Disposal of net assets of subsidiaries, net of cash disposed of (2) and nil for the six months ended June 30, 2026 and June 30, 2025 respectively (note 5)	33	—
Capital increase in Tuper	—	(83)
Settlement of Votorantim put option liability (note 7)	(115)	—
Proceeds from repayment of a loan in connection with the sale of ArcelorMittal Temirtau	—	101
Disposal of associates and joint ventures (note 4)	663	—
Other investing activities (net)	(37)	(131)
Net cash used in investing activities	(1,829)	(1,792)
Financing activities:
Proceeds from short-term and long-term debt	1,753	974
Payments of short-term and long-term debt	(472)	(1,135)
Share buyback (note 7)	(483)	(262)
Dividends paid (note 7)	(300)	(256)
Payment of principal portion of lease liabilities and other financing activities	(124)	(111)
Net cash provided by (used in) financing activities	374	(790)
Net decrease in cash and cash equivalents	(503)	(1,520)
Effect of exchange rate changes on cash	(21)	507
Cash and cash equivalents:
At the beginning of the period	5,392	6,400
Reclassification of the period-end cash and cash equivalents to assets held for sale	(20)	(29)
At the end of the period	4,848	5,358
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim Financial Statements	35
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

NOTE 1 – BASIS OF PRESENTATION AND ACCOUNTING POLICIES
Preparation of the interim condensed consolidated financial statements
The interim condensed consolidated financial statements of ArcelorMittal and its Subsidiaries ("ArcelorMittal" or the "Company") as of June 30, 2026 and for the six months then ended (the "Interim Financial Statements") have been prepared in accordance with International Accounting Standard ("IAS") 34, "Interim Financial Reporting". They should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s Annual Report for the year ended December 31, 2025, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") Accounting Standards as issued by the International Accounting Standards Board ("IASB"). The Interim Financial Statements are unaudited and were authorized for issuance on July 31, 2026 by the Company’s Board of Directors.
Material accounting policies
The Interim Financial Statements have been prepared on a historical cost basis, except for investments in equity instruments and trade receivables at fair value through other comprehensive income ("FVOCI"), financial assets at fair value through profit or loss ("FVTPL"), derivative financial instruments and biological assets, which are measured at fair value less cost to sell. In addition, assets and liabilities held for sale are measured at the lower of carrying amount and fair value less cost to sell and inventories are measured at the lower of net realizable value or cost. The Company also applies hyperinflationary accounting for the financial statements of its Venezuelan and Argentinian operations. Unless specifically described hereafter, the accounting policies used to prepare the Interim Financial Statements are the policies described in the consolidated financial statements for the year ended December 31, 2025.
On January 1, 2026, the Company adopted the following amendments:
•'Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)' as issued by the IASB on May 30, 2024 to address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 'Financial Instruments'. The amendments relate to derecognition of a financial liability settled through electronic transfer, classification of financial assets and disclosures.
•'Annual Improvements—Volume 11' as issued by the IASB on July 18, 2024 and including minor amendments of IFRS 1 'First-time Adoption of International Financial Reporting Standards', IFRS 7 'Financial Instruments: Disclosures', IFRS 9 'Financial Instruments', IFRS 10 'Consolidated Financial Statements' and IAS 7 'Statement of Cash Flows'.
•'Contracts Referencing Nature-dependent Electricity—Amendments to IFRS 9 and IFRS 7' as issued by the IASB on December 18, 2024, which amend the own-use requirements in IFRS 9 to include the factors an entity is required to consider for contracts to buy and take delivery of renewable electricity for which the source of production of the electricity is nature-dependent. The hedge accounting requirements in IFRS 9 are also amended to permit an entity using a contract for nature-dependent renewable electricity with specified characteristics as a hedging instrument to designate a variable volume of forecast electricity transactions as the hedged item if specified criteria are met and to measure the hedged item using the same volume assumptions as those used for the hedging instrument.
The adoption of these amendments did not have a material impact on Company's Interim Financial Statements.
Use of judgment and estimates
The preparation of Interim Financial Statements in conformity with IFRS recognition and measurement principles requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates on an ongoing basis using currently available information. Changes in facts and circumstances or obtaining new information or more experience may result in revised estimates, and actual results could differ from those estimates.

36	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)
NOTE 2 – INVENTORIES
Inventory, net of the allowance for slow-moving inventory, excess of cost over net realizable value and obsolescence as of June 30, 2026 and December 31, 2025, is comprised of the following:

	June 30, 2026	December 31, 2025
Finished products	5,388	5,589
Production in process	5,328	4,652
Raw materials	5,759	5,597
Manufacturing supplies, spare parts and other [1]	2,808	2,751
Total	19,283	18,589
1.Including spare parts of 2.2 billion and 2.1 billion, and manufacturing and other supplies of 0.6 billion and 0.6 billion as of June 30, 2026 and December 31, 2025, respectively.
The amount of write-downs of inventories to net realizable value and slow moving items recognized as an expense are 62 and 260 during the six months ended June 30, 2026 and 2025, respectively.
NOTE 3 – ACQUISITIONS
In the first half of 2026, ArcelorMittal completed the measurement of the acquisition-date fair value of identifiable assets and liabilities of ArcelorMittal Calvert LLC, the flat steel processing facility based in Calvert, Alabama (United States) with respect to the acquisition of the remaining 50% interest held by Nippon Steel Corporation. No measurement period adjustment was recognized.
NOTE 4 - INVESTMENTS IN ASSOCIATES, JOINT VENTURES AND OTHER INVESTMENTS
On May 18, 2026, ArcelorMittal completed the sale of 23,869,984 shares in its associate Vallourec representing a 10.4% voting right interest for €569 million (663) net proceeds. The transaction was conducted via an accelerated bookbuilding process to institutional investors. ArcelorMittal has agreed to a lock-up in its remaining stake in Vallourec for 90 calendar days following the settlement date, subject to customary carve-outs. The Company recognized a resulting 302 gain on disposal including 10 proportional reclassification of foreign exchange translation gains and cash flow hedge reserve from other comprehensive income. Following the sale, the Company retained 18.0% voting rights and continues to appoint one member of Vallourec's Board of Directors which includes 8 members. ArcelorMittal concluded that it continued to exercise significant influence due to the Company's participation in decisions over the relevant activities in Vallourec and accordingly its investment remained accounted for under the equity method.
In addition, at June 30, 2026, the Company identified an impairment indicator relating to its 25.2% investment in the associate Baffinland Iron Mines Corporation ("Baffinland") which operates the Mary River high-grade iron ore mine on Baffin Island, Nunavut, Canada, as the company is in financial difficulties and sought creditor protection to evaluate all possible strategic alternatives. The Company assessed the recoverable amount of its investment based on current operations and recognized accordingly a 262 impairment charge.
NOTE 5 - DIVESTMENTS AND ASSETS HELD FOR SALE
On March 31, 2026, ArcelorMittal completed the disposal of its tubular products facility ArcelorMittal Tubular Products Roman ("AMTPR") in Romania. The facility was part of the Sustainable Solutions reportable segment and was classified as held for sale at December 31, 2025. On closing, ArcelorMittal received consideration of €30 million (33 net of cash disposed of 2) relating to intra-group loans. The gain on disposal amounted to 36 (30 net of 6 loss on settlement of intra-group loans) including 7 reclassification of cumulative foreign exchange gain from other comprehensive income to cost of sales in the consolidated statements of operations.

Interim Financial Statements	37
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

The table below summarizes the divestment of AMTPR completed during the six months ended June 30, 2026.

June 30, 2026
AMTPR
Cash and cash equivalents	2
Other current assets	21
Property, plant and equipment	6
Other assets	—
Total assets	29

Current liabilities	58
Other long-term liabilities	—
Total Liabilities	58
Total net assets disposed of	(29)
Goodwill allocation	—
Consideration	—
Reclassification of foreign exchange	7
Gain on disposal	36
In addition, during the six months ended June 30, 2026, the Company initiated a divestment process of its long steel operations in Costa Rica ("AMCR") and classified accordingly the facility as held for sale at June 30, 2026. AMCR is part of the Brazil reportable segment. The table below provides the details of assets and liabilities of AMCR classified as held for sale at June 30, 2026.

June 30, 2026
AMCR
Current assets:
Cash and cash equivalents	23
Trade accounts receivable, prepaid expenses and other current assets	31
Inventories	65
Total current assets	119
Non-current assets:
Property, plant and equipment	18
Other assets	3
Total non-current assets	21
Total assets	140
Trade accounts payables, accrued expenses and other liabilities	51
Total current liabilities	51
Long term debt and other long term liabilities	3
Total liabilities	54
NOTE 6 - PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
As of June 30, 2026, the Company assessed the existence of any impairment indicator with respect to property, plant and equipment and goodwill across all its cash-generating units
("CGUs") and concluded that no such indicators were identified.
The Company performed sensitivity analysis to support its conclusion that no indicator of impairment was present for ArcelorMittal Kryvyi Rih ("AMKR") CGU taking into consideration the continued impact of the war in Ukraine and the related uncertainty affecting the operating environment. Scenario analysis was conducted to reflect updated assumptions regarding the timing of a return to pre-war conditions. The value-in-use calculation applied differentiated discount rates, incorporating a higher country risk premium through 2027 and reverting to a pre-war premium thereafter.
NOTE 7 – EQUITY AND NON-CONTROLLING INTERESTS
Share capital
The aggregate number of shares issued and fully paid up and share capital amounted to 775,000,000 and 275, respectively, as of June 30, 2026 and December 31, 2025.
Authorized shares
Authorized share capital amounted to 367 represented by 1,033,608,827 ordinary shares without nominal value as of June 30, 2026 and December 31, 2025, respectively.
Dividends
On May 5, 2026 at the annual general meeting of shareholders, the shareholders approved the dividend of $0.60 per share proposed by the Board of Directors. The dividend amounted to 454 and is payable in four equal installments; the first and second installments amounting each to 114 were paid on March 18, 2026 and on June 10, 2026, respectively. The remaining installments are scheduled to be paid on September 9, 2026 and December 2, 2026. During the six months ended June 30, 2026, dividends to non-controlling interests amounted to 75 (of which 72 paid as of June 30, 2026).
Share buyback
On April 7, 2025, ArcelorMittal announced the commencement of a new share buyback program with share repurchases to be conducted in tranches that may be announced through May 2030. Repurchases under the first tranche of the program, which is for up to 10 million shares, commenced immediately, under the authorization given by the annual general meeting of shareholders of April 30, 2024, and subsequently under the authorization of the annual general meeting of shareholders held on May 6, 2025. The actual amount of shares to be repurchased in various tranches pursuant to the program will depend on the level of post-dividend free cash flow generated over the period (the Company’s defined policy is to return a minimum of 50% of post-dividend annual free cash flow), the continued authorization by shareholders and market conditions. The shares acquired under the program are

38	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)
intended primarily to reduce ArcelorMittal’s share capital, to meet ArcelorMittal’s obligations arising from employee share programs and/or to meet such other purposes as announced at the time of each tranche. The first tranche of the program was completed on June 30, 2026. ArcelorMittal repurchased 10 million shares for a total value of €493 million (568) at an average price per share of €49.32 ($56.81). In the first half of 2026, the Company repurchased 8 million shares for a total value of €442 million (510) of which 483 settled at June 30, 2026. A second tranche of the program for up to 10 million shares commenced immediately, under the authorization given by the annual general meeting of shareholders of May 6, 2025.
Treasury shares
ArcelorMittal held 21.0 million and 13.9 million treasury shares, at June 30, 2026 and December 31, 2025, respectively.
Put option liabilities
During the six months ended June 30, 2026, the Company completed the second settlement in the amount of 115 in connection with the Votorantim put option liability following the settlement agreement reached with Votorantim in June 2025.
NOTE 8 – INCOME TAX
The tax expense for the period is based on an estimated annual effective rate for jurisdictions where the Group operates combined with the tax impact of the events that are recorded discretely within the reporting period.
The income tax expense was 311 and 454 for the six months ended June 30, 2026 and 2025, respectively.

NOTE 9 – SHORT-TERM AND LONG-TERM DEBT
Short-term debt, including the current portion of long-term debt, consisted of the following:

	June 30, 2026	December 31, 2025
Short-term bank loans and other credit facilities including commercial paper[1]	1,425	1,119
Current portion of long-term debt	1,084	1,406
Lease obligations	185	214
Total	2,694	2,739
1.The weighted average interest rate on short-term borrowings outstanding was 3.7% and 3.8% as of June 30, 2026 and December 31, 2025, respectively.

ArcelorMittal entered into certain short-term committed bilateral credit facilities renewable on an annual basis. As of June 30, 2026, the facilities, in total 0.5 billion, remained fully available.
The Company has a commercial paper program enabling borrowings of up to €1.5 billion. As of June 30, 2026 and December 31, 2025, the outstanding amount was 1,077 and 879, respectively.

Interim Financial Statements	39
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

The Company’s long-term debt consisted of the following:

	Year of maturity	Type of interest	Interest rate[1]	June 30, 2026	December 31, 2025
Corporate

5.5 billion Revolving Credit Facility	2031	Floating		—	—
750 Unsecured Notes	2026	Fixed	4.55%	—	401
€600 million Unsecured Notes	2026	Fixed	4.88%	683	704
1.2 billion Unsecured Notes	2027	Fixed	6.55%	1,198	1,197
€500 million Unsecured Notes	2028	Fixed	3.13%	567	584
500 Unsecured Notes	2029	Fixed	4.25%	497	497
€650 million Unsecured Notes	2030	Fixed	3.25%	734	757
€500 million Unsecured Notes	2031	Fixed	3.50%	564	581
1.0 billion Unsecured Notes	2032	Fixed	6.80%	991	991
500 Unsecured Notes	2034	Fixed	6.00%	497	496
1.0 billion Unsecured Notes	2036	Fixed	5.38%	983	—
1.5 billion Unsecured Bonds	2039	Fixed	7.00%	673	673
1.0 billion Unsecured Notes	2041	Fixed	6.75%	429	429
500 Unsecured Notes	2054	Fixed	6.35%	491	491
EIB loan	2032	Floating	3.42%	239	267
EIB loan	2034	Floating	2.54%	456	—
Schuldschein loans	2027	Fixed	3.00%	75	77
Schuldschein loans	2028-2030	Floating	3.38% - 4.01%	795	819
Samurai loan	2028-2030	Floating	1.48%-1.63%	434	450
Other loans	2029-2035	Floating	2.67% - 3.08%	168	181
Total Corporate				10,474	9,595
Subsidiaries
Other loans				1,427	1,515
Total				11,901	11,110
Less current portion of long-term debt				(1,084)	(1,406)
Total long-term debt (excluding lease obligations)				10,817	9,704
Long-term lease obligations[2]				910	967
Total long-term debt, net of current portion				11,727	10,671
1.Rates applicable to balances outstanding at June 30, 2026, including the effect of decreases or increases following upgrades or downgrades, respectively. For debt that has been redeemed in its entirety during the first half of 2026, the interest rate refers to the rates at the repayment date.
2.Net of current portion of 185 and 214 as of June 30, 2026 and December 31, 2025, respectively. See note 13.

Corporate
Main credit facility
On May 29, 2024, ArcelorMittal signed an agreement for a 5.5 billion revolving credit facility (the "Facility"). The Facility incorporates a single tranche of 5.5 billion maturing on May 29, 2029, with two one year extension options. On April 30, 2025 and on April 13, 2026, ArcelorMittal exercised the options to extend the Facility's maturity by one year to May 29, 2030 and to May 29, 2031, respectively. The Facility contains restrictive covenants, which among other things, limit encumbrances on the assets of ArcelorMittal and its subsidiaries, the ability of ArcelorMittal’s subsidiaries to incur debt and the ability of ArcelorMittal and its subsidiaries to dispose of assets in certain circumstances. The margin applicable to ArcelorMittal’s principal credit facilities (the Facility and certain other credit facilities) and the coupons on certain of its outstanding bonds are subject to adjustment in the event of certain changes in its long-term credit ratings. On June 9, 2025, Standard & Poor's upgraded ArcelorMittal's credit rating from ‘BBB-‘ to ‘BBB’ on improved business and assigned a ‘Stable’ outlook. On December 4, 2025, Moody’s upgraded ArcelorMittal’s credit rating from ‘Baa3’ to ‘Baa2’ on strengthening its business profile, including a structural improvement in margins and a reduction in earnings volatility and assigned a ‘Stable’ outlook. The Facility may be used for general corporate purposes and was fully available as of June 30, 2026. The Company makes drawdowns from and repayments on this Facility in the framework of its cash management.
On September 30, 2010, ArcelorMittal entered into a 500 revolving multi-currency letter of credit facility (the "Letter of Credit Facility"). The Letter of Credit Facility is used by the

40	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)
Company and its subsidiaries for the issuance of letters of credit and other instruments. The terms of the letters of credit and other instruments contain certain restrictions as to duration. On July 31, 2024, the Company refinanced its Letter of Credit Facility, whose amount and maturity have been revised from time to time, by entering into a 445 revolving multicurrency letter of credit facility, with maturity extended from July 31, 2024 to July 31, 2027 with two one year extension options. The Letter of Credit Facility also includes an accordion clause which allows the Company to invite lenders to increase their commitments up to 595 in aggregate. On March 18, 2025, the Company exercised the option to extend the maturity by one year to July 31, 2028. On July 28, 2025 the Company exercised the accordion clause to increase the total amount of the Letter of Credit Facility by 55 to 500.
Bonds
On March 11, 2026, at maturity, ArcelorMittal fully repaid the outstanding 401 of its 750 Fixed Rate Notes due 2026.
On May 19, 2026, ArcelorMittal issued 1 billion of 5.375% Notes due on May 19, 2036. The proceeds of the issuance were used for general corporate purposes.
European Investment Bank ("EIB") loan
On December 19, 2025, ArcelorMittal signed a €400 million loan agreement with the European Investment Bank ("EIB") for funding of research, development and innovation projects in Europe over the period 2025-2028. As of June 30, 2026, the facility was fully drawn.
On June 2, 2021, ArcelorMittal signed a €280 million finance contract with EIB for funding of research, development and innovation projects in Europe over the period 2021-2023. This operation benefits from a guarantee from the European Union under the European Fund for Strategic Investments. On March 16, 2022, ArcelorMittal withdrew the facility in full. As of June 30, 2026, €210 million (239) was outstanding.
Other loans
On November 21, 2025, ArcelorMittal completed the offering of a JPY 37.5 billion and a JPY 33 billion variable rate loans on the Japanese Samurai loan market. The proceeds of these loans were used for general corporate purposes. As of June 30, 2026, a total of JPY 70.5 billion (434) was outstanding.
On June 24, 2025, ArcelorMittal completed the offering of a €310 million, a €80 million and a €310 million variable rate loan in the German Schuldschein market. The proceeds of these issuances were used for general corporate purposes. As of June 30, 2026, €700 million (795) was outstanding.
On May 4, 2022, ArcelorMittal completed the offering of a €346.5 million variable rate loan, a €24.5 million fixed rate loan, a €263 million variable rate loan and a €66 million fixed rate loan in the German Schuldschein market. On May 6, 2022, the Company further completed the offering of a €25 million fixed rate loan. The proceeds of these issuances were used for general corporate purposes. On May 13, 2025, at maturity, ArcelorMittal fully repaid €371 million. On November 13, 2025, ArcelorMittal prepaid €263 million and €25 million variable rate loans. As of June 30, 2026, €66 million (75) was outstanding.
On December 21, 2018, the Company entered into a facility agreement with a group of lenders for €235 million to finance the construction of a new hot strip mill in Mexico. This facility became effective upon issuance of a guarantee by the Oesterreichische Kontrollbank AG in March 2019. The last installment under this agreement is due on December 28, 2029. The outstanding amount in total as of June 30, 2026 was €68 million (78).
Subsidiaries
Main other loans
On November 17, 2023, AMKR entered into a 150 loan agreement with EBRD for working capital purposes. 80 were committed and fully drawn as of June 30, 2026.
On December 5, 2025, ArcelorMittal signed a 200 refinancing facility with EBRD. The purpose of the facility is to re-finance the existing facilities signed in 2022 and 2023. The new facility is composed of two tranches, 100 committed and 100 uncommitted, to be committed by EBRD upon AMKR’s request. As of June 30, 2026, 100 was drawn under the agreement.
On May 25, 2017, ArcelorMittal South Africa ("AMSA") signed a ZAR4.5 billion South African rand revolving borrowing base finance facility whose maturity was extended over time to September 7, 2026. Any borrowings under the facility are secured by certain eligible inventory and receivables, as well as certain other working capital and related assets of AMSA. The facility is used for general corporate purposes and is not guaranteed by ArcelorMittal. On September 16, 2025, AMSA agreed with the lenders to extend further the maturity to March 8, 2027 and to reduce the maximum amount to ZAR4 billion. On December 30, 2025, AMSA and its lenders agreed to further reduce the facility maximum amount to ZAR3 billion. As of June 30, 2026, ZAR3 billion South African rand (183) was drawn. The borrowing base facility at AMSA remains subject to a financial covenant as of June 30, 2026. Non-compliance with the covenant would entitle the lenders under such facility to accelerate repayment obligations.

In June and December 2024, the Industrial Development Authority of Mobile County issued tax-exempt bonds of 378 and 480, respectively, with a final maturity of June 1, 2054 and December 1, 2054, respectively, with Calvert. The bond proceeds support the construction and equipping of solid waste

Interim Financial Statements	41
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

disposal infrastructure and related industrial facilities, including a melt shop in Calvert, Alabama. As of June 30, 2026, 844 was outstanding under these agreements.
On December 28, 2023, and on March 4, 2024, AM Green Energy signed two INR7.5 billion loans to finance the development of its renewable energy project. As of June 30, 2026, INR15 billion (158) was outstanding.
Other
The other loans relate to various debt with banks and public institutions.
Hedge of net investments
A portion of the Company's euro denominated debt (€4,584 million as of June 30, 2026) is designated as a hedge of certain euro denominated investments (€8,601 million as of June 30, 2026) in order to mitigate the foreign currency risk arising from certain euro denominated subsidiaries' net assets. The risk arises from the fluctuation in spot exchange rates between the U.S. dollar and euro, which causes the amount of the net investments to vary. The hedged risk in the hedge of net investments is a risk of a weakening euro against the U.S. dollar that will result in a reduction in the carrying amount of the Company's net investments in the subsidiaries subject to the hedge. The euro denominated debt is designated as a hedging instrument for the change in the value of the net investments that is attributable to changes in the euro/U.S. dollar spot rate.
To assess hedge effectiveness, the Company determines the economic relationship between the hedging instrument and the hedge item by comparing changes in the carrying amount of the debt portfolio that are attributable to a change in the spot rate with changes in the net investments in the foreign operations due to movements in the spot rate.
For the six months ended June 30, 2026, the Company recognized in other comprehensive income within the foreign exchange translation reserve 168 foreign exchange gain arising on the translation of the euro denominated debt designated as a hedge of the euro denominated net investments.

NOTE 10 – FINANCIAL INSTRUMENTS
The Company enters into derivative financial instruments to manage its exposure to fluctuations in exchange rates, the price of raw materials, energy and emission rights allowances arising from operating, financing and investing activities.
As of June 30, 2026, the outstanding balance of receivables sold as true sales of receivables amounted to 4.9 billion (5.0 billion at December 31, 2025). In addition, the Company estimates that about 2.5 billion of trade payables were subject to early discount by its suppliers as of June 30, 2026 as compared to 2.3 billion as of December 31, 2025.
Fair value versus carrying amount
The estimated fair value of certain financial instruments is determined using available market information or other valuation methodologies that require judgment in interpreting market data and developing estimates. The following table summarizes assets and liabilities based on their categories at June 30, 2026.

42	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

	Carrying amount in statements of financial position	Non-financial assets and liabilities	Assets/ Liabilities at amortized cost	Fair value recognized in profit or loss	Fair value recognized in OCI	Derivatives
ASSETS
Current assets:
Cash and cash equivalents	4,848	—	4,848	—	—	—
Restricted cash*	50	—	50	—	—	—
Trade accounts receivable and other	4,508	—	4,008	—	500	—
Inventories	19,283	19,283	—	—	—	—
Prepaid expenses and other current assets	3,163	1,503	1,208	—	—	452
Assets classified as held for sale	140	140	—	—	—	—
Total current assets	31,992	20,926	10,114	—	500	452

Non-current assets:
Goodwill and intangible assets	5,461	5,461	—	—	—	—
Property, plant and equipment and biological assets	41,399	41,250	—	149	—	—
Investments in associates and joint ventures	9,937	9,937	—	—	—	—
Other investments	283	—	—	—	283	—
Deferred tax assets	8,561	8,561	—	—	—	—
Other assets	1,517	534	707	136	—	140
Total non-current assets	67,158	65,743	707	285	283	140
Total assets	99,150	86,669	10,821	285	783	592

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt and current portion of long-term debt	2,694	—	2,694	—	—	—
Trade accounts payable and other	12,932	—	12,932	—	—	—
Short-term provisions	939	924	15	—	—	—
Accrued expenses and other liabilities	5,321	1,385	3,592	—	—	344
Income tax liabilities	455	455	—	—	—	—
Liabilities classified as held for sale	54	54	—	—	—	—
Total current liabilities	22,395	2,818	19,233	—	—	344

Non-current liabilities:
Long-term debt, net of current portion	11,727	—	11,727	—	—	—
Deferred tax liabilities	2,328	2,328	—	—	—	—
Deferred employee benefits	2,428	2,428	—	—	—	—
Long-term provisions	1,889	1,886	3	—	—	—
Other long-term obligations	1,560	349	956	—	—	255
Total non-current liabilities	19,932	6,991	12,686	—	—	255

Equity:
Equity attributable to the equity holders of the parent	54,820	54,820	—	—	—	—
Non-controlling interests	2,003	2,003	—	—	—	—
Total equity	56,823	56,823	—	—	—	—
Total liabilities and equity	99,150	66,632	31,919	—	—	599
*Restricted cash of 50 include a cash deposit of 35 in connection with various environmental obligations and true sales of receivables programs in ArcelorMittal South Africa and 13 in connection with the mandatory convertible bonds as of June 30, 2026.

Interim Financial Statements	43
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

The following tables summarize the bases used to measure certain assets and liabilities at their fair value.

As of June 30, 2026
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	75	—	208	283
Trade accounts receivable and other subject to TSR programs*	—	—	500	500
Derivative financial current assets	—	452	—	452
Derivative financial non-current assets	—	140	—	140
Total assets at fair value	75	592	708	1,375
Liabilities at fair value:
Derivative financial current liabilities	—	344	—	344
Derivative financial non-current liabilities	—	219	36	255
Total liabilities at fair value	—	563	36	599
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.

As of December 31, 2025
	Level 1	Level 2	Level 3	Total
Assets at fair value:
Investments in equity instruments at FVOCI	108	—	245	353
Trade accounts receivable and other subject to TSR programs*	—	—	258	258
Derivative financial current assets	—	193	—	193
Derivative financial non-current assets	—	105	—	105
Total assets at fair value	108	298	503	909
Liabilities at fair value:
Derivative financial current liabilities	—	223		223
Derivative financial non-current liabilities	—	193	35	228
Total liabilities at fair value	—	416	35	451
* The fair value of TSR program receivables equals carrying amount due to the short time frame between the initial recognition and time of sale.
Investments in equity instruments at FVOCI classified as Level 1 refer to listed securities quoted in active markets. A quoted market price in an active market provides the most reliable evidence of fair value and is used without adjustment to measure fair value whenever available, with limited exceptions. The total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange on which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.
Portfolio of derivatives
Derivative financial current assets and liabilities classified as Level 2 refer to instruments to hedge fluctuations in interest rates, foreign exchange rates, raw materials (base metal), freight, energy, emission rights and others. The total fair value is based on the price a dealer would pay or receive for the security or similar securities, adjusted for any terms specific to that asset or liability. Market inputs are obtained from well-established and recognized vendors of market data and the fair value is calculated using standard industry models based on significant observable market inputs such as foreign exchange rates, commodity prices, swap rates and interest rates.
The Company manages the counter-party risk associated with its instruments by centralizing its commitments and by applying procedures which specify, for each type of transaction and underlying, risk limits and/or the characteristics of the counter-party. The Company does not generally grant to or require from its counter-parties guarantees for the risks incurred. Allowing for exceptions, the Company’s counterparties are part of its financial partners and the related market transactions are governed by framework agreements (mainly the International Swaps and Derivatives Association agreements which allow netting only in case of counterparty default). Accordingly, derivative assets and derivative liabilities are not offset.

44	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)
The portfolio associated with derivative financial instruments classified as Level 2 as of June 30, 2026 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	172	1	673	(3)
Total interest rate instruments		1		(3)
Foreign exchange rate instruments
Forward purchase of contracts	352	9	255	(6)
Forward sale of contracts	450	19	376	(9)
Currency swaps purchases	1,730	29	800	(2)
Currency swaps sales	1,416	12	3,216	(106)
Exchange option purchases	859	6	654	(35)
Exchange options sales	1,611	56	1,515	(14)
Total foreign exchange rate instruments		131		(172)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	828	78	1,092	(136)
Term contracts purchases	1,844	333	1,119	(167)
Options sales/purchases	406	49	916	(85)
Total raw materials (base metal), freight, energy, emission rights and others		460		(388)
Total		592		(563)
The portfolio associated with derivative financial instruments classified as Level 2 as of December 31, 2025 is as follows:

	Assets		Liabilities
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate instruments
Other interest rate instruments	258	1	15	—
Total interest rate instruments		1		—
Foreign exchange rate instruments
Forward purchase of contracts	168	4	116	(6)
Forward sale of contracts	332	6	389	(12)
Currency swaps sales	1,339	10	4,169	(81)
Currency swaps purchases	3,216	24	534	(6)
Exchange option purchases	1,063	15	1,368	(5)
Exchange options sales	3,974	43	3,333	(55)
Total foreign exchange rate instruments		102		(165)
Raw materials (base metal), freight, energy, emission rights and others
Term contracts sales	486	58	371	(38)
Term contracts purchases	1,082	126	1,249	(196)
Option sales/purchases	633	11	391	(17)
Total raw materials (base metal), freight, energy, emission rights and others		195		(251)
Total		298		(416)

Interim Financial Statements	45
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

Derivative financial instruments classified as Level 3:
The fair valuation of Level 3 derivative instruments is established at each reporting date and compared to the prior period. ArcelorMittal’s valuation policies for Level 3 derivatives are an integral part of its internal control procedures and have been reviewed and approved according to the Company’s principles for establishing such procedures. In particular, such procedures address the accuracy and reliability of input data, the accuracy of the valuation model and the knowledge of the staff performing the valuations.
Electricity option
ArcelorMittal and an electricity supplier entered into a multibuyer power supply contract on French market. Other clients of this contract are committed to purchase electricity from the supplier with opt-out rights to be exercised in 2029 for 2030-2034 delivery period. The Company is committed to acquire up to 51% of the opt-out volumes.
The fair value of the option is based on the Black-Scholes model using a Monte Carlo numerical calculation approach. Observable input data used in the valuation include euro zero coupon yield curve and electricity forward prices for tenors quoted by the European Energy Exchange (EEX). Unobservable input data is used to measure fair value to the extent relevant observable inputs are not available. For instance, electricity forward prices are extrapolated for tenors not quoted by EEX and volatility is computed based on historical settlement prices.
The following table summarizes the reconciliation of the fair value of the financial instruments classified as Level 3 :

Electricity option
Balance as of December 31, 2024	(32)
Change in fair value	(1)
Balance as of June 30, 2025	(33)
Change in fair value	(2)
Balance as of December 31, 2025	(35)
Change in fair value	(1)
Balance as of June 30, 2026	(36)
The fair value movement relating to the Level 3 derivative instrument is recognized in financing costs-net in the consolidated statements of operations.
NOTE 11 – PROVISIONS
Provisions as of June 30, 2026 and December 31, 2025 are comprised of the following:

	June 30, 2026	December 31, 2025
Environmental	472	553
Emission rights	787	506
Asset retirement obligations	504	501
Site restoration	102	116
Staff related obligations	246	242
Voluntary separation plans	95	114
Litigation and contingencies (see note 15)	404	404
Tax claims	181	177
Other legal claims and contingencies	223	227
Commercial agreements and onerous contracts	21	18
Other	197	201
Total	2,828	2,655
Short-term provisions	939	1,039
Long-term provisions	1,889	1,616
Total	2,828	2,655
NOTE 12 – SEGMENT AND GEOGRAPHIC INFORMATION
Reportable segments
The Company is organized in six operating and reportable segments, which are components engaged in business activities from which they may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the Company), for which discrete financial information is available and whose operating results are evaluated regularly by the CODM to make decisions about resources to be allocated to the segment and assess its performance. Segment performance is measured based on income from investments in associates, joint ventures and other investments for India and JVs and operating income for the other operating segments. The Company CODM is the Executive Office comprising the Executive Chairman, Mr. Lakshmi N. Mittal and the CEO, Mr. Aditya Mittal.
ArcelorMittal's operating segments include the attributable goodwill, intangible assets, property, plant and equipment, and certain equity method investments. They do not include cash and short-term deposits, short-term investments, tax assets and other current financial assets. Attributable liabilities are also those resulting from the normal activities of the segment, excluding tax liabilities and indebtedness but including post retirement obligations where directly attributable to the segment. The treasury function is managed centrally for the

46	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)
Company and is not directly attributable to individual operating segments or geographical areas.
ArcelorMittal’s segments are structured as follows:
•North America represents the flat, long and tubular facilities of the Company located in Canada, Mexico and the United States. North America produces hot briquetted iron and flat products such as slabs, hot-rolled coil, cold-rolled coil, coated steel and plate. These products are sold primarily to customers in the following sectors: automotive, energy, construction, packaging and appliances and via distributors or processors. North America also produces long products such as wire rod, sections, rebar, billets, blooms and wire drawing, and tubular products. The raw material supply of the North America operations includes sourcing from iron ore captive mines in Mexico to supply the steel facilities.
•Brazil includes the flat operations of Brazil, the long and tubular operations of Brazil and neighboring countries including Argentina, Costa Rica and Venezuela. Flat products include slabs, hot-rolled coil, cold-rolled coil and coated steel. Long products consist of wire rod, sections, bar and rebar, billets, blooms and wire drawing. The raw material supply of the Brazil operations includes sourcing from iron ore captive mines in Brazil.
•Europe is the largest flat steel producer in Europe, with operations that range from Spain in the west to Romania in the east, and covering the flat carbon steel product portfolio in all major countries and markets. Europe produces hot-rolled coil, cold-rolled coil, coated products, tinplate, plate and slab. These products are sold primarily to customers in the automotive, general and packaging sectors. Europe also produces long products consisting of sections, wire rod, rebar, billets, blooms and wire drawing, and tubular products.
•India and JVs includes all of the Company's interests in joint ventures, associates and other investments. India is a high growth vector of the Company, with its assets well-positioned to grow with the domestic market.
•Sustainable Solutions is focused on growing niche businesses providing vital added-value support to growing sustainable related applications from a low-carbon, capital light asset base. These businesses include: a) Building solutions: product offerings include sandwich panels (e.g. insulation), profiles and turnkey pre-fabrication solutions to assist building in smarter ways and reduce the carbon footprint of buildings; b) Projects: product range includes plates, pipes & tubes, wire ropes, reinforced steels, providing high-quality & sustainable steel solutions for energy projects and supporting offshore wind, energy transition and onshore construction; c) Industeel: electric arc furnace based capacity for high quality steel grades designed to meet demanding customer specifications (e.g. XCarb® for wind turbines) and supplying a wide range of industries (energy, chemicals, mechanical engineering, machinery, infrastructure, defense & security); d) Renewables: investments in renewable energy projects; e) Metallics: investment and development of the Company’s scrap recycling and collection capabilities; f) Distribution & service centers: European services processor including slitting, cut-to-length, multi blanking, and press blanking and operating through an extensive network.
•Mining segment comprises the mines owned by ArcelorMittal in Canada and Liberia. It provides the Company's steel operations with high quality and low-cost iron ore reserves and also sells mineral products to third parties.

Interim Financial Statements	47
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

The following table summarizes certain financial data relating to ArcelorMittal’s operations in its different reportable segments:

	North America	Brazil	Europe	India and JVs	Sustainable solutions	Mining	Others*	Elimination	Total
Six months ended June 30, 2026
Sales to external customers	6,947	4,647	13,435	—	5,000	766	1,423	—	32,218
Intersegment sales**	21	1,314	1,808	—	612	931	213	(4,899)	—
Operating income (loss)	539	497	649	—	153	308	(350)	12	1,808
Depreciation and amortization	(332)	(238)	(549)	—	(113)	(170)	(127)	—	(1,529)
Income from investments in associates, joint ventures and other investments	—	—	—	366	—	—	—	—	366
Capital expenditures	522	332	767	—	148	501	113	(10)	2,373
Six months ended June 30, 2025
Sales to external customers	5,964	4,748	13,163	—	4,648	588	1,613	—	30,724
Intersegment sales**	15	716	1,708	—	657	1,004	219	(4,319)	—
Operating income (loss)	2,198	169	240	—	114	449	(377)	(36)	2,757
Depreciation and amortization	(277)	(176)	(563)	—	(101)	(133)	(103)	—	(1,353)
Acquisition gain of Calvert	1,858	—	—	—	—	—	—	—	1,858
Impairment	—	—	(194)	—	—	—	—	—	(194)
Income from investments in associates, joint ventures and other investments	—	—	—	346	—	—	—	—	346
Capital expenditures	223	319	623	—	130	443	128	(13)	1,853
*Others mainly include holdings and services companies and the Company's operations in Ukraine and South Africa. Others also include all other operational and non-operational items which are not segmented, such as corporate and shared services, financial activities, and shipping and logistics.
**Transactions between segments are reported on the same basis of accounting as transactions with third parties.

The reconciliation from operating income to net income is as follows:

	Six months ended June 30,
	2026	2025
Operating income	1,808	2,757
Income from investments in associates, joint ventures and other investments	366	346
Gain on disposal of investments in associates, joint ventures and other investments (note 4)	302	—
Impairment of investments in associates, joint ventures and other investments (note 4)	(262)	—
Financing costs - net	(635)	2
Income before taxes	1,579	3,105
Income tax expense	(311)	(454)
Net income (including non-controlling interests)	1,268	2,651

48	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)
Geographical segmentation
Sales (by destination)

	Six months ended June 30,
	2026	2025
Americas
United States [1]	4,981	4,509
Brazil [2]	3,808	3,529
Canada	1,721	1,554
Mexico	1,315	1,184
Argentina	368	418
Others Americas	470	483
Total Americas	12,663	11,677
Europe
Germany	3,010	2,884
France	2,256	2,107
Poland	2,312	2,216
Spain	2,100	1,944
Italy	1,357	1,270
Belgium	859	769
Netherlands	677	611
United Kingdom	670	824
Czech Republic	639	575
Turkey	501	463
Ukraine	264	280
Romania	233	220
Others Europe	2,044	2,216
Total Europe	16,922	16,379
Asia & Africa
South Africa	695	798
Morocco	458	454
Rest of Africa	113	173
China	687	545
South Korea	183	123
India	173	199
Rest of Asia	324	376
Total Asia & Africa	2,633	2,668
Total	32,218	30,724
1.United States include sales from AMTBA and Calvert from April 1, 2025 and June 18, 2025, respectively.
2.Brazil include sales from Tuper acquired on May 5, 2025.

Interim Financial Statements	49
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

Product segmentation
The table below presents sales to external customers by product type. In addition to steel produced by the Company, amounts include material purchased for additional transformation and sold through distribution services. Others include mainly non-steel sales, manufactured and specialty steel products, and services.
Sales (by products)

	Six months ended June 30,
	2026	2025
Flat products	18,181	17,166
Long products	6,133	6,412
Tubular products	927	968
Mining products	855	664
Others	6,122	5,514
Total	32,218	30,724
Disaggregated revenue
The tables below summarize the disaggregated revenue recognized from contracts with customers for the six months ended June 30, 2026 and 2025, respectively:

Six months ended June 30, 2026	North America	Brazil	Europe	Sustainable solutions	Mining	Others	Total
Steel sales	6,169	4,166	11,864	4,461	—	923	27,583
Non-steel sales [1]	258	92	396	284	749	314	2,093
By-product sales [2]	58	96	419	22	—	86	681
Other sales [3]	462	293	756	233	17	100	1,861
Total	6,947	4,647	13,435	5,000	766	1,423	32,218

Six months ended June 30, 2025	North America	Brazil	Europe	Sustainable solutions	Mining	Others	Total
Steel sales	5,421	4,356	11,587	4,221	—	1,168	26,753
Non-steel sales [1]	283	60	417	230	574	289	1,853
By-product sales [2]	52	86	460	63	—	68	729
Other sales [3]	208	246	699	134	14	88	1,389
Total	5,964	4,748	13,163	4,648	588	1,613	30,724
1.Non-steel sales mainly relate to iron ore, coal, scrap, electricity and hot briquetted iron.
2.By-products sales mainly relate to slag, waste and coke by-products.
3.Others mainly include the Company's operations in Ukraine and South Africa, shipping and other services.

50	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)
NOTE 13 – LEASES
The Company's lease contracts relate to a variety of assets used in its operational and administrative activities through several units, such as land, buildings, vehicles, industrial machinery, logistic and commercial facilities and power generation facilities. There were no sale and lease back transactions, no subleases and no restrictions or covenants imposed on the Company's currently effective lease contracts.
Balances for the Company’s lease activities as of June 30, 2026 and December 31, 2025 and for the six month period ended June 30, 2026 and 2025 are summarized as follows:

	June 30, 2026	December 31, 2025
Lease liabilities	1,095	1,181
Right of-use assets:
Land, buildings and improvements	948	1,016
Machinery, equipment and others	342	363
Total right-of-use assets	1,290	1,379

	Six months ended June 30, 2026	Six months ended June 30, 2025
Depreciation and impairment charges:
Land, buildings and improvements	72	67
Machinery, equipment and others	48	46
Total depreciation and impairment charges	120	113

Other lease related expenses:
Interest expense on lease liabilities	31	29
Expenses of short-term leases	78	68
Expenses of leases of low-value assets	56	49
Expenses related to variable lease payments	69	34

Additions to right-of-use assets	68	132
Lease payments recorded as reduction of lease liabilities and cash outflow from financing activities	126	111

Interim Financial Statements	51
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

NOTE 14 – COMMITMENTS
The Company’s commitments consist of the following:

	June 30, 2026	December 31, 2025
Commitments related to purchases of raw materials and energy	17,584	17,115
Guarantees, pledges and other collateral	9,389	9,116
Capital expenditure commitments	1,226	1,313
Other commitments	1,726	1,915
Total	29,925	29,459
Commitments related to purchases of raw materials and energy
Purchase commitments consist primarily of major agreements for procuring iron ore, coking coal, coke and hot metal. The Company also has a number of agreements for electricity, industrial and natural gas, scrap and freight. In addition to those purchase commitments disclosed above, the Company enters into purchasing contracts as part of its normal operations which have minimum volume requirements, but for which there are no take-or-pay or penalty clauses included in the contract. The Company does not believe these contracts have an adverse effect on its liquidity position.
Commitments related to purchases of raw materials and energy included commitments given to associates for 361 and 441 as of June 30, 2026 and December 31, 2025, respectively. Purchase commitments given to joint ventures included 2,118 and 1,944 as of June 30, 2026 and December 31, 2025, respectively, relating to the renewable electricity supply agreement with Ventos de Santo Antônio Comercializadora de Energia ("VdSA"). In addition, purchase commitments included commitments given to joint ventures for 585 and 681 as of June 30, 2026 and December 31, 2025, respectively in particular 202 and 245 related to Tameh and 346 and 378 related to Enerfos as of June 30, 2026 and December 31, 2025, respectively.
Guarantees, pledges and other collateral
Guarantees related to financial debt and credit lines given on behalf of third parties were 287 and 299 as of June 30, 2026 and December 31, 2025, respectively. Additionally, guarantees of 5,564 and 5,380 were given on behalf of joint ventures as of June 30, 2026 and December 31, 2025, respectively.
Guarantees given on behalf of joint ventures included 454 and 414 on behalf of VdSA and 239 and 248 in relation to outstanding lease liabilities for vessels operated by Global Chartering Ltd as of June 30, 2026 and December 31, 2025, respectively. Guarantees given on behalf of joint ventures also included 4,568 and 4,400 as of June 30, 2026 and December 31, 2025 corresponding to ArcelorMittal's 60% guarantee of the debt under term loan agreements entered into by the AMNS India joint venture with various Japanese banks.
As of June 30, 2026, pledges and other collateral mainly related to (i) mortgages entered into by the Company’s operating subsidiaries and (ii) inventories and receivables pledged to secure the South African Rand revolving borrowing base finance facility for the amount drawn of 183 and ceded bank accounts to secure environmental obligations, true sale of receivables programs and the revolving borrowing base finance facility in South Africa of 70. Other sureties, first demand guarantees, letters of credit, pledges and other collateral included 18 and 250 of commitments given on behalf of associates as of June 30, 2026 and December 31, 2025, respectively.
Capital expenditure commitments
Capital expenditure commitments relate to commitments with respect to purchases of property, plant and equipment including in the context of expansion and improvement projects.
Capital expenditure commitments include 56 and 108 at June 30, 2026 and December 31, 2025, respectively, relating to ArcelorMittal Liberia Ltd in connection with Phase 2 expansion involving the construction of 20 million tonnes of concentrate sinter fines capacity and associated infrastructure.
Other commitments
On November 19, 2021, following a protocol of intent agreed between the Minas Gerais State Government, ArcelorMittal Brasil and BMB Belgo Mineira Bekaert Artefatos De Arame Ltd, ArcelorMittal Brasil committed to carry out capital expenditures at its facilities in Minas Gerais State, besides employment generation. As of June 30, 2026 and December 31, 2025, commitments related to this project were 375 and 535, respectively. Other commitments given also comprise commitments incurred for gas supply to electricity suppliers.
Commitments to sell
In addition to the commitments presented above, the Company has firm commitments to sell for which it also has firm commitments to purchase included in purchase commitments for 2,576 and 2,717 as of June 30, 2026 and December 31, 2025, respectively, and mainly related to natural gas and electricity. Commitments to sell included 2,420 and 2,655 as of June 30, 2026 and December 31, 2025, relating to the 25-year offtake agreement entered into in 2024 between the Company and AMNS India for the supply of renewable electricity from wind and solar power generation at the Company's facility in Andhra Pradesh (India).

52	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)
Other
On February 28, 2024, the State of the Grand-Duchy of Luxembourg exercised the right (following an agreement signed between ArcelorMittal, the Fonds d'Urbanisation et d'Aménagement du Plateau de Kirchberg and the State of the Grand-Duchy of Luxembourg on December 20, 2022) to acquire 50% of ArcelorMittal's future new headquarters and related right-of-use of land in the Kirchberg district of the city of Luxembourg. The acquisition price is based on construction cost. On July 31, 2024, ArcelorMittal and the State of the Grand-Duchy of Luxembourg signed a sale compromise pursuant to which this acquisition will be completed at the end of the construction time.
On August 1, 2025, ArcelorMittal and Aperam entered into a share purchase agreement as a result of which ArcelorMittal has irrevocably committed to sell its wholly-owned subsidiary K22 S.à r.l to Aperam, which has committed to acquire such investment. Pursuant to the terms and conditions of the share purchase agreement and following the completion of certain conditions, Aperam will own 5.4% of ArcelorMittal's future new headquarters.
NOTE 15 – CONTINGENCIES
ArcelorMittal may be involved in litigation, arbitration or other legal proceedings. Provisions related to legal and arbitral proceedings are recorded in accordance with the principles described in note 9 to the consolidated financial statements for the year ended December 31, 2025.
Most of these claims involve highly complex issues. Often these issues are subject to substantial uncertainties and, therefore, the probabilities of loss and an estimate of damages are difficult to ascertain. Consequently, for a large number of these claims, the Company is unable to make a reliable estimate of the expected financial effect that will result from ultimate resolution of the proceeding. In those cases, the Company has disclosed information with respect to the nature of the contingency. The Company has not accrued a provision for the potential outcome of these cases.
In cases in which quantifiable fines and penalties have been assessed or the Company has otherwise been able to reliably estimate the amount of probable loss, the Company has indicated the amount of such fine or penalty or the amount of provision accrued.
In a limited number of ongoing cases, the Company is able to make a reliable estimate of the expected loss or range of possible loss and has accrued a provision for such loss, but believes that publication of this information on a case-by-case basis would seriously prejudice the Company’s position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, the Company has disclosed information with respect to the nature of the contingency, but has not disclosed the estimate of the range of potential loss nor the amount recorded as a loss.
These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions. These assessments are based on estimates and assumptions that have been deemed reliable by management. The Company believes that the aggregate provisions recorded for the above matters are adequate based upon currently available information. However, given the inherent uncertainties related to these cases and in estimating contingent liabilities, the Company could, in the future, incur judgments that could have a material effect on its results of operations in any particular period. The Company considers it highly unlikely, however, that any such judgments could have a material adverse effect on its liquidity or financial condition.
The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in note 9.3 to the Company's consolidated financial statements for the year ended December 31, 2025.
Tax claims
Brazil
In March 2012, ArcelorMittal Tubarão Comercial S.A. (now ArcelorMittal Brasil) received a tax assessment of 20 (first case), and in June 2014, received two further tax assessments of 5 (second case) and 0.5 (third case), in each case alleging that the company improperly utilized ICMS credits because it was already using the PROAUTO incentive. In November 2022, ArcelorMittal Brasil received a further tax assessment of 28 (fourth case), alleging that the use of accumulated ICMS credits was statute-barred. The company maintains that the fourth case substantially overlaps with liabilities already assessed in the first three cases, resulting in a duplicate assessment, and notes that the incentive is no longer being used. In the first case, the trial court issued a favorable decision in 2023, which the State appealed to the State Court (second instance) in January 2025. In the second case, the company has been awaiting a first instance decision since November 2017. In the third case, the highest administrative instance issued a predominantly favorable decision in December 2025, resulting in an approximately 95% reduction of the assessment value, and although the State commenced a tax enforcement proceeding in May 2026, such proceeding is expected to remain suspended until the final resolution of the lawsuit filed by the company in December 2025. In the fourth case, the company filed its administrative defense in January 2023, which was rejected by the first instance administrative authority in May 2023, followed by an appeal to the second administrative instance in June 2023; the appeal was scheduled for judgment in July 2025, but the proceeding was

Interim Financial Statements	53
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

suspended, and no date has yet been set for its resumption. The total amount of the outstanding claim is 54.
In May 2014, ArcelorMittal Comercializadora de Energia (now ArcelorMittal Brasil) received a tax assessment from the state of Minas Gerais alleging that the company did not correctly calculate tax credits on interstate sales of electricity from February 2012 to December 2013. The amount claimed totals 21. Following the conclusion of this proceeding at the administrative level, the company received the tax enforcement notice in December 2015 and filed its defense in February 2016. In April 2016, the company received an additional tax assessment in the amount of 42, after taking account of a reduction of fines mentioned below regarding the same matter, for infractions which allegedly occurred during the 2014 to 2015 period, and filed its defense in May 2016. Following appeal, the company received a notice from the tax authority in November 2017 that reduced the fees in the second case by 12, due to retrospective application of a new law. In addition, in February 2019, a reduction of the fine by 7 was finalized in the first case due to the retrospective application of a new law. In October 2024, the first case was dismissed unfavorably to the company, validating the tax assessment and in November 2024, ArcelorMittal Brasil filed a motion for clarification, that was dismissed in May 2025 by the first instance. ArcelorMittal Brasil filed an appeal to the Minas Gerais State Court and is awaiting judgment. In the second case, in July 2024, a favorable decision was granted by the first instance, cancelling the tax assessment, but, as only one of the tax infractions was analyzed, both parties filed a motion for clarification. In October 2024, the State's motion for clarification was granted by the first judicial instance, confirming the tax assessment, and only removing the collection of the fines that exceeds 100% of the tax value, for each penalty. In November 2024, ArcelorMittal Brasil filed a new appeal (motion for clarification) which was dismissed in May 2025 by the first judicial instance. In May 2025, ArcelorMittal Brasil filed an appeal to the Minas Gerais State Court and is awaiting judgment. In January 2026, ArcelorMittal Brasil requested the retroactive application of a new law that limited the penalty to 50% of the tax due. Therefore, the contingency was reduced by 41. In May 2026, ArcelorMittal Brasil identified new legislation permitting the maintenance of credits applicable to this case with retroactive effect. A petition was filed with the Court of Justice of the State of Minas Gerais seeking the favorable application of the new law. The total amount for both cases is 63.
In January 2019, ArcelorMittal Sul Fluminense (which merged into ArcelorMittal Brasil in July 2019) filed a challenge against the ICMS (VAT) charged by Rio de Janeiro State on interstate acquisition of electricity power. The company claims the acquisition of electricity to be used in the industrial process is not taxable. Alternatively, the company claims that, if taxed, the acquisition of electricity should be subject to an 18% rate, and not 28% as intended by the State. The amount of the ICMS (VAT) discussed is being monthly deposited in court. In July 2024, the court of first instance ruled a partially favorable decision, reducing the ICMS/VAT rate from 28% to 18%. However, the decision was unfavorable to the company's position that ICMS does not apply to interstate acquisitions of electrical energy for industrialization purposes. ArcelorMittal Brasil filed a motion for clarification and in September 2024, the motion for clarification was dismissed. In October 2024, ArcelorMittal Brasil filed an appeal to the State Court of Rio de Janeiro. In May 2025, the State Court dismissed ArcelorMittal Brasil's appeal, maintaining the partially favorable decision issued by the court of first instance. Subsequently, ArcelorMittal Brasil filed two consecutive motions for clarification which were dismissed by the State Court in 2025. As a result, ArcelorMittal Brasil filed an appeal to the Superior Court of Justice and the Supreme Federal Court, which was denied in March 2026 by the State Court. In March 2026, ArcelorMittal Brasil filed new appeals directly with the Supreme Federal Court and the Superior Court of Justice requesting the courts to accept the company's appeal for review. In June 2026, ArcelorMittal Brasil filed a petition with the Court of Justice of the State of Rio de Janeiro requesting the recognition of partial res judicata of the decision it received in the reduction of the ICMS rate. The total amount of the outstanding claim is 97.
From April 2022 to December 2025, ArcelorMittal Brasil received 20 tax assessments totalling 74 relating to ICMS (VAT) credits. Of these, 12 cases (total value of 39) are under judicial review following the conclusion of the administrative phase, which also resulted in unfavorable decisions and are awaiting the evidentiary phase before proceeding to judgment. Three cases (total value of 7) received unfavorable administrative decisions closing the administrative phase. The Tax Authority will next move to enforcement. The remaining 5 cases (total value of 28) have had administrative defenses submitted and are currently awaiting judgment.
In January 2023, ArcelorMittal Brasil received a tax assessment from the Federal Revenue Service in an amount of 207 in which the tax authority rejected the offsetting of PIS/ COFINS credits used by the Company in 2018. The dispute relates to various types of credits such as credits recognized in Court processes (exclusion of ICMS from the PIS and COFINS calculation base, PIS/COFINS credits in the Manaus Free Trade Zone), expenses related to the acquisition of scrap (including freight), expenses related to port handling, and expenses for freight for finished products. ArcelorMittal Brasil filed an administrative defense in February 2023. In November 2023, ArcelorMittal Brasil was notified of the unfavorable decision and filed an appeal in December 2023. In August 2024, the second instance of the Administrative Court ruled in

54	Interim Financial Statements
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)
favor of the company, annulling the first instance decision, and ordered a new judgment. In December 2025, the company was notified of the new first instance administrative decision in the new trial (ordered by the second instance), which dismissed the company's defense. In January 2026, ArcelorMittal Brasil filed a new appeal with the second instance of Administrative Court. In April 2026, the second instance of the Administrative Court issued a largely favorable ruling, cancelling 70% of the assessment (145). Both parties may appeal to the third instance of the Administrative Court.
In January 2023, ArcelorMittal Brasil received a tax assessment in an amount of 19 for a 50% fine for alleged non-payment of the monthly estimate of CIT related to fiscal year 2018. The Federal Revenue accuses the company of undue offsetting of CIT credits paid in Venezuela from 2010 to 2014 when calculating the monthly IRC estimate for 2018. In February 2023, ArcelorMittal Brasil filed its defense. In September 2023, the first instance of the Administrative Court ruled against the company and ArcelorMittal Brasil filed an appeal. On September 11, 2024, the second instance of the Tax Administrative Court (CARF) began the trial of the company's appeal. In November 2023, ArcelorMittal Brasil received a new tax assessment of 70. The Federal Revenue accuses the company of allegedly undue offsetting of CIT credits paid in Venezuela from 2010 to 2014 and offset by ArcelorMittal Brasil in 2018. In December 2023, the company filed an administrative defense. In June 2024, the first instance of the Administrative Court decided unfavorably to the appeal filed by the company. In July 2024, the company filed an appeal. In July 2025, the hearing for the first case (19) took place, where the second instance of the Administrative Court ruled unfavorably against the company. In September 2025, ArcelorMittal Brasil filed a motion for clarification against the decision with the second instance of the Administrative Court which issued an unfavorable decision against the company in October 2025. In January 2026, the motion for clarification was judged unfavorably to the company. The company filed an appeal to the third instance of the Administrative Court. In the second case (70), in October 2025, the second instance of the Administrative Court issued a largely unfavorable decision. In February 2026, ArcelorMittal Brasil filed an appeal to the third instance of the Administrative Court.
In August 2024, ArcelorMittal Brasil received a new tax assessment related to PIS and COFINS credits for the period 2019-2020 (first case). Due to this new tax assessment, the Federal Union also issued several decisions that did not approve or only partially approved PIS/COFINS credits used during the same period to offset debts, creating 10 more cases. The total value claimed in these 11 cases is 118. ArcelorMittal Brasil filed an administrative defense for these cases in 2024. In August 2024, a new decision was issued regarding the third case, reviewing the previous disallowance, and approving an additional part of the offsetting. AM Brasil presented a further defense in September 2024. In December 2025, ArcelorMittal Brasil's defense for the first case (102) was partially upheld in the administrative instance, cancelling tax assessments for certain expenses. For 9 out of the 11 cases, the administrative court dismissed ArcelorMittal Brasil’s defense. In February 2026, for all nine cases, ArcelorMittal Brasil filed an appeal to the second instance of the Administrative Court.
In December 2024, ArcelorMittal Brasil received a new tax assessment in the amount of 71 charging corporate income tax (IRPJ and CSLL) related to the taxation of controlled foreign companies (CFC taxation), questioning (i) the taxation of Venezuela’s results (UNKI and UNICON), as well as their consolidation in ArcelorMittal Brasil’s CIT tax base; and (ii) ArcelorMittal Brasil’s right to offset on a monthly basis or at the end of the fiscal year – tax credits paid in Argentina by VSA’s subsidiaries (related to previous years). ArcelorMittal Brasil filed its defense in January 2025. In September 2025, ArcelorMittal Brasil was notified of a partially favorable ruling in the first administrative instance, reducing the tax assessment by 7. ArcelorMittal Brasil filed an appeal to the second instance of the Administrative Court to discuss the remaining amount.
Mexico
Between 2018 to 2025, six tax assessments were issued by the Mexican Tax Authorities for the years 2011 to 2018 rejecting the deduction of employment benefits paid to the Union. Years 2011 and 2015 are currently under a nullity claim, while years 2014, 2016, 2017 and 2018 are pending resolution following the administrative appeals filed by the Company. The outstanding claim value for all six cases is 66.
On February 24, 2023, the Tax Administration Service notified ArcelorMittal Las Truchas of a tax assessment, with respect to 2014. In April 2023, ArcelorMittal Las Truchas filed an administrative appeal in respect of this assessment before the Tax Administrative Service. In March 2026, the Company reached a settlement agreement with the Mexican Tax Authority for a payment of 95.
A tax assessment in the amount of 223 was issued by the Mexican Tax Authorities to ArcelorMittal Las Truchas in September 2024. The tax authority is disputing deductions relating to back-to-back loan interest, forex losses and net operating losses for the years 2013-15. ArcelorMittal Las Truchas filed its defense in October 2024. In June 2026, a favorable resolution was issued closing the case.

Interim Financial Statements	55
Notes to the interim condensed consolidated financial statements for the six months ended June 30, 2026
(in millions of U.S. dollar, except share and per share data)

Other Legal claims
Brazil
In June 2017, Centrais Elétricas de Santa Catarina S.A. and Celesc Distribuicao S.A. ("CELESC") filed a lawsuit for 61 against ArcelorMittal Brasil for the payments made by CELESC in the construction of the power transmission line that supplies the Vega plant. In April 2019, the court of first judicial instance passed a judgment upholding CELESC’s request. In November 2019, the company filed an appeal in the court of second instance. In September 2021, the Santa Catarina Court of Justice partially upheld the company’s challenge. In April 2024, ArcelorMittal Brasil filed an appeal to the Superior Court of Justice. The Santa Catarina State Court of Appeal stayed the appeal pending the Brazilian Supreme Court’s ruling on a similar issue in another case. In October 2024, the State Court of Appeal reconsidered the decision to stay the appeal, and elected to proceed with the analysis of the admissibility of the company’s appeal. In 2025, the State Court of Appeal denied the admissibility of ArcelorMittal’s special appeal. In response, ArcelorMittal filed an interlocutory appeal to the Superior Court of Justice. In May 2026, the parties jointly filed a motion requesting a stay of the proceedings, which was granted.
Canada
In April 2025, two hundred charges of environmental violations were brought by the Federal Authorities against ArcelorMittal Canada Inc. under the Fisheries Act. These violations were allegedly committed between 2014 and 2022. The first procedural hearing took place in July 2025. On May 15, 2026, ArcelorMittal Mining Canada G.P. reached an out-of-court settlement with Environment and Climate Change Canada (a governmental department). Under the terms of the settlement, all charges against ArcelorMittal Canada Inc. were withdrawn, and ArcelorMittal Mining Canada G.P. paid a total of 70, and has committed to providing an action plan, closing the matter.

Exhibit Index

Exhibit Number	Description
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date: July 31, 2026

By: /s/ Henk Scheffer
Name: Henk Scheffer
Title: Company Secretary